Exhibit 99.1

AVIANCA HOLDINGS S.A.

AND SUBSIDIARIES

Consolidated Financial Statements

As of December 31, 2014 and 2013 and

for each of the years in the three-year period ended

December 31, 2014

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Financial Position

(In USD thousands)

	Notes	As of December 31, 2014	As of December 31, 2013
		(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	7	$639,310	$735,577
Restricted cash	7	1,987	23,538
Available-for-sale securities	6	1,218	—
Accounts receivable, net of provision for doubtful accounts	8	356,060	276,963
Accounts receivable from related parties	9	31,267	26,425
Expendable spare parts and supplies, net of provision for obsolescence	10	64,844	53,158
Prepaid expenses	11	60,453	46,745
Assets held for sale	12	1,369	7,448
Deposits and other assets	13	168,994	125,334

Total current assets		1,325,502	1,295,188
Non-current assets:
Available-for-sale securities	6	237	14,878
Deposits and other assets	13	216,763	189,176
Accounts receivable, net of provision for doubtful accounts	8	6,167	32,441
Accounts receivable from related parties	9	8,437	—
Intangible assets	15	425,369	363,103
Deferred tax assets	30	39,936	50,893
Property and equipment, net	14	4,130,265	3,233,358

Total non-current assets		4,859,827	3,883,849

Total assets		$6,185,329	$5,179,037

See accompanying notes to Consolidated Financial Statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Financial Position

(In USD thousands)

	Notes	As of December 31, 2014	As of December 31, 2013
		(Unaudited)	(Audited)
Liabilities and equity
Current liabilities:
Current portion of long-term debt	17	$459,059	$314,165
Accounts payable	18	528,356	509,129
Accounts payable to related parties	9	18,552	7,553
Accrued expenses	19	176,087	134,938
Provisions for legal claims	31	14,157	14,984
Provisions for return conditions	20	61,425	33,033
Employee benefits	21	48,699	52,392
Air traffic liability	22	455,527	564,605
Other liabilities	26, 27	127,496	27,432

Total current liabilities		1,889,358	1,658,231
Non-current liabilities:
Long-term debt	17	2,712,931	1,951,330
Accounts payable	18	22,610	2,735
Provisions for return conditions	20	72,587	56,065
Employee benefits	21	170,177	276,284
Deferred tax liabilities	30	15,760	7,940
Air traffic liability	22	85,934	—
Other liabilities non-current		8,467	11,706

Total non-current liabilities		3,088,466	2,306,060

Total liabilities		4,977,824	3,964,291

Equity:	24
Common stock		82,600	83,225
Preferred stock		42,023	41,398
Additional paid-in capital on common stock		234,567	236,342
Additional paid-in capital on preferred stock		469,273	467,498
Retained earnings		346,923	351,102
Revaluation and other reserves		24,550	28,857

Total equity attributable to the Company		1,199,936	1,208,422
Non-controlling interest		7,569	6,324

Total equity		1,207,505	1,214,746

Total liabilities and equity		$6,185,329	$5,179,037

See accompanying notes to Consolidated Financial Statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Comprehensive Income

(In USD thousands, except share and per share data)

		For the year ended December 31,
	Notes	2014	2013	2012
		(Unaudited)	(Audited)	(Audited)
Operating revenue:
Passenger	25	$3,867,863	$3,862,397	$3,550,559
Cargo and other	25	834,168	747,207	719,097

Total operating revenue		4,702,031	4,609,604	4,269,656
Operating expenses:
Flight operations		56,695	82,872	84,774
Aircraft fuel		1,345,755	1,325,763	1,305,396
Ground operations		399,061	343,812	321,552
Aircraft rentals		299,220	273,643	255,566
Passenger services		154,445	143,512	132,823
Maintenance and repairs		265,894	188,659	222,705
Air traffic		206,859	180,140	169,650
Sales and marketing		602,210	584,468	522,645
General, administrative and other		165,396	257,273	206,666
Salaries, wages and benefits		722,011	674,951	644,901
Depreciation, amortization, and impairment	14,15	199,900	169,580	122,080

Total operating expenses		4,417,446	4,224,673	3,988,758

Operating profit		284,585	384,931	280,898
Interest expense		(134,289)	(113,330)	(122,112)
Interest income		15,436	11,565	25,006
Derivative instruments		5,924	(11,402)	(24,042)
Foreign exchange		(6,043)	23,517	(56,788)

Profit before income tax		165,613	295,281	102,962
Income tax expense - current	30	(33,465)	(40,296)	(49,884)
Income tax expense - deferred	30	(11,669)	(6,164)	(14,821)

Total income tax expense		(45,134)	(46,460)	(64,705)

Net profit for the year		$120,479	$248,821	$38,257

See accompanying notes to Consolidated Financial Statements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Comprehensive Income

(In USD thousands, except share and per share data)

		For the year ended December 31,
	Notes	2014	2013	2012
		(Unaudited)	(Audited)	(Audited)
Net profit for the year		$120,479	$248,821	$38,257
Other comprehensive income (loss):
Items that will not be reclassified to profit or loss in future periods:
Revaluation of administrative Property	24	(4,307)	3,439	(1,641)
Actuarial gains (losses)	24	16,439	66,277	(55,012)
Income tax	30	(2,497)	(14,525)	10,701

		9,635	55,191	(45,952)
Items that will be reclassified to profit or loss in future periods:
Effective portion of changes in fair value of hedging instruments	24	(113,249)	10,654	3,697
Net change in fair value of available- for-sale securities	24	(1,527)	2,028	3,775
Income tax	30	14,365	(1,852)	(726)

		(100,411)	10,830	6,746

Other comprehensive income (loss), net of income tax		(90,776)	66,021	(39,206)

Total comprehensive income (loss) net of income tax		$29,703	$314,842	$(949)

Profit (loss) attributable to:
Equity holders of the parent		$121,234	$257,493	$35,141
Non-controlling interest		(755)	(8,672)	3,116

Net profit		$120,479	$248,821	$38,257

Total comprehensive income (loss) attributable to:
Equity holders of the parent		$30,458	$323,514	$(4,065)
Non-controlling interest		(755)	(8,672)	3,116

Total comprehensive income (loss)		$29,703	$314,842	$(949)

Basic and diluted earnings per share	16
Common stock		$0.12	$0.27	$0.04
Preferred stock		$0.12	$0.27	$0.04

See accompanying notes to Consolidated Financial Statements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Changes in Equity

(In USD thousands, except share and per share data)

		Common stock		Preferred stock		Additional paid-in capital		Revaluation and other reserves	Retained earnings and OCI reserves	Equity attributable to equity holders of the parent	Non- controlling interest	Total equity
	Notes	Shares	Amount	Shares	Amount	Common stock	Preferred stock
Balance as of January 1, 2012 (Audited)		741,400,000	$92,675	159,907,920	$19,988	$263,178	$279,112	$27,059	$96,167	$778,179	$12,916	$791,095

Net profit		—	—	—	—	—	—	—	35,141	35,141	3,116	38,257
Other comprehensive income for the period	24	—	—	—	—	—	—	(1,641)	(37,565)	(39,206)	—	(39,206)
Dividends paid	24	—	—	—	—	—	—	—	(25,590)	(25,590)	—	(25,590)
Purchase of treasury stock	24	—	—	(4,123,491)	(515)	—	(9,051)	—	—	(9,566)	—	(9,566)
Other		—	—	—	—	—	—	—	—	—	(2,888)	(2,888)

Balance at December 31, 2012 (Audited)		741,400,000	$92,675	155,784,429	$19,473	$263,178	$270,061	$25,418	$68,153	$738,958	$13,144	$752,102
Net profit		—	—	—	—	—	—	—	257,493	257,493	(8,672)	248,821
Other comprehensive income for the period	24	—	—	—	—	—	—	3,439	62,582	66,021	—	66,021
Dividends paid	24							—	(36,921)	(36,921)	—	(36,921)
Purchase of treasury stock	24	—	—	(197,141)	(25)	—	(452)	—	—	(477)	—	(477)
Preferred Stock Issuance		—	—	100,000,000	12,500		171,053	—	—	183,553	—	183,553
Conversion of common stock to preferred stock		(75,599,997)	(9,450)	75,599,997	9,450	(26,836)	26,836	—	—	—	—	—
Other		—	—	—	—	—	—	—	(205)	(205)	1,852	1,647

Balance at December 31, 2013 (Audited)		665,800,003	$83,225	331,187,285	$41,398	$236,342	$467,498	$28,857	$351,102	$1,208,422	$6,324	$1,214,746
Net profit		—	—	—	—	—	—	—	121,234	121,234	(755)	120,479
Other comprehensive income for the period	24	—	—	—	—	—	—	(4,307)	(86,469)	(90,776)	—	(90,776)
Dividends paid	24	—	—	—	—	—	—	—	(38,944)	(38,944)	—	(38,944)
Acquisition of non-controlling interest		—	—	—	—	—	—	—	—	—	2,000	2,000
Conversion of common stock to preferred stock	24	(5,000,000)	(625)	5,000,000	625	(1,775)	1,775	—	—	—	—	—

Balance at December 31, 2014 (Unaudited)		660,800,003	$82,600	336,187,285	$42,023	$234,567	$469,273	$24,550	$346,923	$1,199,936	$7,569	$1,207,505

See accompanying notes to Consolidated Financial Statements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Cash Flows

(In USD thousands)

	For the year ended December 31,
	2014	2013	2012
	(Unaudited)	(Audited)	(Audited)
Cash flows from operating activities:
Net profit for the year	$120,479	$248,821	$38,257
Adjustments for:
Depreciation, amortization and impairment	199,900	169,580	122,080
Share-based payment expense	(1,851)	(355)	4,032
Gain on disposal of assets	(6,212)	(2,555)	(18,383)
Fair value adjustment of financial instruments	(4,616)	9,688	24,042
Interest income	(15,436)	(11,565)	(25,006)
Interest expense	134,289	113,330	122,112
Deferred tax	11,669	6,164	14,821
Current tax	33,465	40,296	49,884
Currency translation adjustment	6,043	(23,517)	(25,959)
Changes in:
Accounts receivable	(150,328)	(43,769)	(40,647)
Expendable spare parts and supplies	(11,686)	(4,362)	(11,003)
Prepaid expenses	(13,708)	6,592	(2,909)
Deposits and other assets	(65,665)	(11,543)	62,658
Accounts payable and accrued expenses	76,271	(23,801)	(10,796)
Air traffic liability	(23,144)	95,820	51,042
Provision for return conditions	44,914	22,203	(1,884)
Employee benefits	(31,665)	(25,207)	54,648
Income tax paid	(43,330)	(21,178)	(15,763)

Net cash provided by operating activities	259,389	544,642	391,226
Cash flows from investing activities:
Available-for-sale securities	—	19,460	(2,573)
Restricted cash	21,551	(16,991)	(4,732)
Interest received	11,721	10,070	21,872
Advance payments on aircraft purchase contracts	(267,152)	(320,289)	(161,337)
Acquisition of property and equipment	(29,193)	(264,700)	(370,479)
(Investment in) redemption of investment in certificates of bank deposits	(6,463)	29,619	154,930
Acquisition of intangible assets	(38,015)	(26,728)	(15,769)

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Cash Flows

(In USD thousands)

	For the year ended December 31,
	2014	2013	2012
	(Unaudited)	(Audited)	(Audited)
Proceeds from sale of property and equipment	$61,649	$83,938	$74,037
Proceeds from sale of investments	2,275	2,362	3,246

Net cash (used in) investing activities	(243,627)	(483,259)	(300,805)
Cash flows from financing activities:
Proceeds from loans and borrowings	231,510	238,639	465,074
Proceeds from issuance of bonds	250,000	298,626	—
Repayments of loans and borrowings	(365,605)	(292,640)	(285,754)
Payments of financial lease liabilities	—	(4,410)	(9,785)
Dividends paid	(38,944)	(36,921)	(25,590)
Net cash flow on acquisition of subsidiary	(12,207)	—	—
Purchase of treasury stock	—	(477)	(9,566)
Issuance of preferred stock	—	183,553	—
Other	—	1,647	(7,741)
Acquisition of controlling interest	2,000	—	—
Interest paid	(122,876)	(98,723)	(109,894)

Net cash (used) provided by financing activities	(56,122)	289,294	16,744
Net increase (decrease) in cash and cash equivalents	(40,360)	350,677	107,165
Net foreign exchange difference	(55,907)	(18,097)	7,106
Cash and cash equivalents at beginning of year	735,577	402,997	288,726

Cash and cash equivalents at end of year	$639,310	$735,577	$402,997

See accompanying notes to Consolidated Financial Statements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(1)	Reporting entity

Avianca Holdings S.A. (the “Company” or “Avianca Holdings S.A.”) a Panamanian corporation whose registered address is at Calle Aquilino de la Guardia No. 8 IGRA Building, Panama City, Republic of Panama, was incorporated on October 5, 2009 under the name SK Holdings Limited and under the laws of the Commonwealth of the Bahamas. Subsequently, on March 10, 2010 the Company changed its corporate name to AviancaTaca Limited, and, on January 28, 2011 the Company changed its name to AviancaTaca Holding S.A and thereafter on March 3, 2011 the Company changed its registered offices to Panama. In 2011 AviancaTaca listed its shares in the Bolsa de Valores de Colombia (BVC) and was listed as PFAVTA: CB. On March 21, 2013 the Company changed its legal name from AviancaTaca Holding S.A. to Avianca Holdings S.A. and its listing name to PFAVH: CB. On November 6, 2013, the Company listed its shares in the New York Stock Exchange (NYSE) and is listed as AVH:US.

The Company through its subsidiaries is provider of domestic and international, passenger and cargo air transportation, both in the domestic markets of Colombia, Ecuador and Peru and international routes serving North, Central and South America, Europe, and the Caribbean. The Company has entered into a number of bilateral code share alliances with other airlines (whereby selected seats on one carrier’s flights can be marketed under the brand name of the other), expanding travel choices to customers worldwide. Marketing alliances typically include: joint frequent flyer program participation; coordination of reservations, ticketing, passenger check in and baggage handling; transfer of passenger and baggage at any point of connectivity, among others. The code share agreements include Air Canada, United Airlines, Aeromexico, Copa Airlines, Satena, Sky Airline, OceanAir Linhas Aéreas, S.A., Iberia, Lufthansa and Turkish Airlines. Avianca and Taca International (as well as Taca affiliates) are members of Star Alliance which give customers of the Company access to the routes, destinations and services of the Star Alliance network.

The Company also undertakes cargo operations through the use of hold space on passenger flights and dedicated freight aircraft. In certain of the hub airports, the Company also performs ground operations for third-party airlines.

The Company operates a coalition loyalty program, including the frequent flyer program for the airline subsidiaries of Avianca Holdings S.A. LifeMiles is designed to retain customers and increase loyalty by offering incentives to passengers traveling on the participating airline partners for their continued preference. Under the LifeMiles program, the customer earns miles by flying through its air partners, including Star Alliance and by using the services of non-air program partners such as credit cards, hotels, car rentals and other. The miles earned can be exchanged for flights or other partners’ products or services. Customers may redeem their awards and earn miles through airline members of Star Alliance, which give customers of the Company access to the routes, destinations and services of the Star Alliance network.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

At December 31, 2014, Avianca Holdings S.A. has a fleet of 193 aircraft consisting of:

Aircraft	Owned/ Financial Lease	Operating Lease	Total
Airbus A-318	—	10	10
Airbus A-319	20	17	37
Airbus A-320	31	27	58
Airbus A-321	3	6	9
Airbus A-330	1	11	12
Airbus A330F	6	—	6
Airbus A300F-B4F	4	—	4
Boeing 787	3	1	4
ATR 42	4	5	9
ATR 72	14	—	14
Boeing 767	—	1	1
Boeing 767F	2	1	3
Cessna Grand Caravan	9	—	9
Embraer E-190	10	2	12
Fokker 100	5	—	5

	112	81	193

(2)	Basis of preparation

(a)	Statement of compliance

The Consolidated Financial Statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Consolidated Financial Statements of the Company for the year ended December 31, 2014 were prepared and submitted to the Board of Directors at its meeting on February 24, 2015, and once known, the Board appointed the Audit Committee for the final approval.

(b)	Basis of measurement

The Consolidated Financial Statements have been prepared on the historical cost basis, except certain assets and liabilities, which are measured at fair value, as set out in the specific accounting policy for such assets and liabilities.

(c)	Functional and presentation currency

These Consolidated Financial Statements are presented in US dollars, which is the Company’s functional currency. All financial information presented has been rounded to the nearest thousands, except when otherwise indicated.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(d)	Use of estimates and judgments

The preparation of the Consolidated Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The following are critical judgments used in applying accounting policies that may have the most significant effect on the amounts recognized in the Consolidated Financial Statements:

•	The Company has entered into operating lease contracts with respect to 81 aircraft. The Company has determined, based on the terms and conditions of the arrangements, that the significant risks and rewards of ownership of all these leased aircraft have not been transferred from the lessor, so it accounts for these lease contracts as operating leases.

•	The Company recognizes revenue from tickets that are expected to expire unused based on historical data and experience. Defining expected breakage requires management to make informed estimates about, among other things, the extent to which historical experience is an indication of the future customer behavior. Annually, or more frequently as the experience data suggests, the management reassesses the historical data and makes required adjustments.

•	The Company operates certain aircraft under a financing structure which involves the creation of structured entities that acquire aircraft with bank and third-party financing. This relates to 44 aircraft from the A320 and A330 families. The Company has determined, based on the terms and conditions of the arrangements, that the Company controls these special purpose entities (“SPE”) and therefore, SPEs are consolidated by the Company and these aircraft are shown in the Consolidated Statement of Financial Position as part of Property and Equipment with the corresponding debt shown as a liability.

The following assumptions and estimation uncertainties may have the most significant effect on the amounts recognized in the Consolidated Financial Statements within the next financial year:

•	The Company believes that the tax positions taken are reasonable. However, tax authorities by audits proceedings may challenge the positions taken resulting in additional liabilities for taxes and interest that may become payable in future years. Tax positions involve careful judgment on the part of management and are reviewed and adjusted to account for changes in circumstances, such as lapse of applicable statutes of limitations, conclusions of tax audits, additional exposures derived from new legal issues or court decisions on a particular tax matter. The Company establishes provisions, based on their estimation on feasibility of a negative decision derived from an audit proceeding by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on various factors, such as experience of previous tax audits and different interpretations of tax regulations by the taxable entity and the responsible tax authority. Actual results could differ from estimates.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

•	Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized and the tax rates used, based upon the likely timing and the level of future taxable profits together with future tax planning strategies, and the enacted tax rates in the jurisdictions in which the entity operates.

•	The Company measures administrative land and buildings primarily in Bogota, San Jose, and San Salvador at revalued amounts with changes in fair value being recognized in other comprehensive income. The Company engaged independent valuation specialists to determine fair value as of December 31, 2014 and 2013. The valuation techniques used by these specialists require estimates about market conditions at the time of the report.

•	The Company assesses whether there are any indicators of impairment for all non-financial assets at each reporting date. Goodwill and indefinite-lived intangible assets are tested for impairment annually and at other times when such indicators exist. Impairment analysis requires the Company to estimate the value in use of the cash generating units to which goodwill is assigned.

•	The cost of defined benefit pension plans and other post-employment medical benefits and the present value of the pension obligation are determined using actuarial valuations. An actuarial valuation involves making various assumptions which may differ from actual developments in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases. Due to the complexity of the valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

In determining the appropriate discount rate for pension plans in Colombia, management refers to market yields on Colombian Government bonds, since it is management’s judgment that there is no deep local market for high quality corporate bonds.

The mortality rate is based on publicly available mortality tables in Colombia. Future salary increases and pension increases are based on expected future inflation rates in Colombia.

•	The Company estimates the fair value of miles awarded under the LifeMiles program by applying statistical techniques. Inputs to the models include making assumptions about expected redemption rates, the mix of products that will be available for redemption in the future and customer preferences.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(3)	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these Consolidated Financial Statements, and have been applied consistently by all the Company’s entities.

(a)	Basis of consolidation

Subsidiaries are entities controlled by Avianca Holdings S.A. The financial statements of subsidiaries are included in the Consolidated Financial Statements from the date that control commences until the date that control ceases. Control is established after assessing the Company’s ability to direct the relevant activities of the investee, its exposure and rights to variable returns, and its ability to use its power to affect the amount of the investee’s returns. The accounting policies of subsidiaries have been aligned when necessary with the policies adopted by the Company.

The following are the significant subsidiaries included within these financial statements:

Name of Subsidiary	Country of Incorporation	Ownership Interest%
		2014	2013
Aerolíneas Galápagos, S.A. Aerogal	Ecuador	99.62%	99.62%
Aerovías del Continente Americano S.A.	Colombia	99.98%	99.98%
Avianca, Inc.	USA	100%	100%
Avianca Leasing, LLC	USA	0%	0%
Grupo Taca Holdings Limited	Bahamas	100%	100%
Latin Airways Corp.	Panama	100%	100%
LifeMiles Corp.	Panama	100%	100%
Líneas Aéreas Costarricenses, S.A.	Costa Rica	92.40%	92.40%
Taca International Airlines, S.A.	El Salvador	96.84%	96.84%
Tampa Cargo Logistics, Inc.	USA	100%	100%
Tampa Cargo S.A.S	Colombia	100%	100%
Technical and Training Services, S.A. de C.V.	El Salvador	99%	99%
Trans American Airlines S.A.	Peru	100%	100%
Vu-Marsat S.A.	Costa Rica	100%	100%

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

On April 19, 2013, Avianca Leasing, LLC was incorporated in the State of Delaware, United States. On May 10, 2013, Avianca Holdings S.A. completed a $300,000 private offering of Senior Notes under Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended. Two subsidiaries of Avianca Holdings, Grupo Taca Holdings, Limited and Avianca Leasing, LLC, are jointly and severally liable under the Senior Notes as co-issuers. Avianca Leasing, LLC will not engage in any material business activity other than purchasing, leasing or otherwise acquiring and/or financing aircraft for use by Avianca, S.A. and its subsidiaries, the incurrence of obligations in connection therewith, including the notes, and activities incidental or ancillary thereto. Therefore, the Company determines it has control over Avianca Leasing, LLC after assessing the Company’s ability to direct the relevant activities of Avianca Leasing, LLC, its exposure and rights to variable returns, and its ability to use its power to affect the amount of the Avianca Leasing, LLC’s returns and so has consolidated the entity in accordance with IFRS 10.

On October 31, 2013, Turbo Aviation Two, Limited was incorporated as a private limited company under the laws of the Republic of Ireland. Turbo Aviation Two, Limited is a finance vehicle which will be used to acquire ATR 72 aircraft for operation by Avianca Holdings S.A.’s subsidiaries. Turbo Aviation Two, Limited is consolidated in the Consolidated Financial Statements in accordance with IFRS 10. The Company determines it has control over Turbo Aviation Two, Limited after assessing the Company’s ability to direct the relevant activities of Turbo Aviation Two, Limited, its exposure and rights to variable returns, and its ability to use its power to affect the amount of Turbo Aviation Two, Limited’s returns.

On October 21, 2014, Avianca Holdings S.A. indirectly acquired a 25% of the voting rights as well as 100% of the non-voting shares and in the Mexican airfreight carrier Aero Transporte de Carga Unión, S.A. de C.V.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The Consolidated Financial Statements also include 44 special purpose entities that relate primarily to the Company’s aircraft leasing activities. These special purpose entities are created in order to facilitate financing of aircraft with each SPE holding a single aircraft or asset. In addition, the Consolidated Financial Statements include 89 entities that are mainly investment vehicle, personnel employers and service providers within the Group. The Company determines it has control over these special purpose entities after assessing the Company’s ability to direct their relevant activities, its exposure and rights to variable returns, and its ability to use its power to affect the amount of the special purpose entities’ returns.

(b)	Transactions eliminated on consolidation

Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the Consolidated Financial Statements. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(c)	Foreign currency

Foreign currency transactions

These Consolidated Financial Statements are presented in US dollars, which is the Company’s functional currency.

Transactions in foreign currencies are initially recorded in the functional currency at the respective spot rate of exchange ruling at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies are translated to the spot rate of exchange ruling at the reporting date. All differences are taken to profit or loss. Non-monetary items that are measured at historical cost in a foreign currency are translated using the exchange rate at the date of the initial transaction. Non-monetary items measured at a revalued amount in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

Foreign operations

Assets and liabilities of foreign operations included in Consolidated Statement of Financial Position are translated using the closing exchange rate on the date of the Consolidated Statement of Financial Position. The revenues and expenses of each income statement account are translated at monthly average rates; and all the resultant exchange differences are shown as a separate component in other comprehensive income.

(d)	Business combinations

Business combinations are accounted for using the acquisition method in accordance with IFRS 3 “Business Combinations”. The consideration for an acquisition is measured at acquisition date fair value of consideration transferred including the amount of any non-controlling interests in the acquiree. Acquisition costs are expensed as incurred and included in administrative expenses.

When the Company acquires a business, it measures at fair value the financial assets acquired and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Goodwill is initially measured at cost, being the excess as excess of the aggregate of the consideration transferred to the seller, including the amount recognized for non-controlling interest over the fair value of identifiable assets acquired and liabilities assumed.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purposes of impairment testing, goodwill acquired is, from the acquisition date, allocated to each of the Company’s cash-generating units that are expected to benefit from the acquisition, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

(e)	Revenue recognition

In accordance with IAS 18, revenue is recognized to the extent that it is probable that economic benefits will flow to the Company and revenue can be reliably measured. Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding taxes or duty. The following specific recognition criteria must also be met before revenue is recognized:

(i)	Passenger and cargo transportation

The Company recognizes revenue from passenger and cargo transportation as earned when the service is rendered.

The Company is required to charge and collect certain taxes and fees on its passenger tickets. These taxes and fees include transportation taxes, airport passenger facility charges and arrival and departure taxes. These taxes and fees are legal assessments on the customer. As the Company has a legal obligation to act as a collection agent with respect to these taxes and fees, such amounts are not included within passenger revenue. The Company records a liability when the amounts are collected and derecognizes the liability when payments are made to the applicable government agency or operating carrier.

A significant portion of the ticket sales are processed through major credit card companies, resulting in accounts receivable which are generally short-term in duration and typically collected prior to the recognition of revenue. Credit risk associated with these receivables is minimal.

Cargo is carried out in a dedicated freighter fleet and, to the extent of excess capacity, in the bellies of passenger aircraft.

(ii)	Aircraft operating leases

Aircraft operating lease income is recognized as other revenue in the Consolidated Statement of Comprehensive Income when it is earned, according to the terms of each lease agreement.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(iii)	Frequent flyer

The Company operates a frequent flyer loyalty program known as “LifeMiles” which is designed to retain and increase travelers’ loyalty by offering incentives to travelers for their continued patronage. Under the LifeMiles program, miles are earned by flying on the Company’s airlines or its alliance partners and by using the services of program partners for such things as credit card use, hotel stays, car rentals, and other activities. Miles are also directly sold through different distribution channels. Miles earned can be exchanged for flights or other products or services from alliance partners.

The fair value of consideration in respect of initial sale is allocated between the miles and other components of the sale including breakage in accordance with IFRS Interpretations Committee 13 Customer loyalty programs. Revenue allocated to the reward credits is deferred within “Air traffic liability” (see Note 22) until redemption. The amount of revenue deferred is measured by applying statistical techniques based on market approach using observable information in accordance with IFRS 13 Fair Value Measurements. Inputs to the models include assumptions based on management’s expected redemption rates and customer preferences.

(f)	Air traffic liability

Passenger revenue is recognized when transportation is provided rather than when a ticket is sold. Revenue from the sale of passenger tickets that have not been used, or the amount of revenue attributable to the unused portion of a ticket sold, is deferred, and the respective amount is reflected as “Air traffic liability” in the Consolidated Statement of Financial Position. Air traffic liability also includes deferred revenue from loyalty program reward credits as described in note 4(e) (iii).

Fares for unused tickets that are expected to expire are recognized as revenue based on historical data and experience. The Company performs periodic evaluations of this liability, and any resulting adjustments, which can be significant, are recorded in the Consolidated Statement of Comprehensive Income. These adjustments relate primarily to the differences arising from actual events and circumstances such as historical fare sale activity and customer travel patterns which may result in refunds, exchanges or forfeited tickets differing significantly from estimates. The Company evaluates its estimates and assumptions and adjusts air traffic liability and passenger revenues as necessary.

(g)	Income tax

Income tax expense comprises current and deferred taxes and is accounted for in accordance with IAS 12 “Income Taxes”.

(i)	Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date in the countries where the Company operates and generates taxable income.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Current income tax relating to items recognized directly in equity or in other comprehensive income is recognized in the Consolidated Statement of Changes in Equity or Consolidated Statement of Comprehensive Income, respectively. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

(ii)	Deferred income tax

Deferred tax is recognized for temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax assets are recognized to the extent that is probable that the temporary differences, the carry forward of unused tax credits and any unused tax losses can be utilized, except:

•	Where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

•	In respect of taxable temporary differences associated with investments in subsidiaries, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax laws enacted or substantively enacted at the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but the Company intends to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

(h)	Property and equipment

(i)	Recognition and measurement

Flight equipment, property and other equipment are measured at cost less accumulated depreciation and accumulated impairment losses in accordance with IAS 16 “Property, Plant and Equipment”.

Property, operating equipment, and improvements that are being built or developed for future use by the Company are recorded at cost as under-construction assets. When under-construction assets are ready for use, the accumulated cost is reclassified to the respective property and equipment category.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Gain and losses on disposal of an item of flight equipment, property and equipment are determined by comparing the proceeds from disposal with the carrying amount.

(ii)	Subsequent costs

The costs incurred for major maintenance of an aircraft’s fuselage and engines are capitalized and depreciated over the shorter period to the next scheduled maintenance or return of the asset. The depreciation rate is determined according to the asset’s expected useful life based on projected cycles and flight hours. Routine maintenance expenses of aircraft and engines are charged to income as incurred.

(iii)	Depreciation

Depreciation is calculated over the depreciable amount, which is the cost of an asset, or other amount substituted for cost, less its residual value.

Depreciation is recognized in the Consolidated Statement of Comprehensive Income on a straight-line basis over the estimated useful lives of flight equipment, property and other equipment, since this method most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

Rotable spare parts for flight equipment are depreciated on the straight-line method, using rates that allocate the cost of these assets over the estimated useful life of the related aircraft. Land is not depreciated.

During 2013, due to higher usage of the Airbus A320 family aircraft, the Company reviewed its estimated useful life and residual value of the fleet adjusting such estimates from 30 to 25 years and from 15% to 20%, respectively. In accordance with IAS 8, changes in estimates are applied prospectively. As of December 31, 2013, the effect of this change in estimates amounted to $7,706.

Estimated useful lives are as follows:

Estimated useful life (years)
Flight equipment:
Short and medium-haul aircraft Long-haul aircraft	10-30 30
Aircraft components and engines	Useful life of fleet associated with component or engines

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Aircraft major repairs	4 – 12
Leasehold improvements	Lesser of remaining lease term and estimated useful life of the leasehold improvement
Property	20
Administrative buildings	50
Vehicles	4 – 10
Machinery and equipment	4 – 10

Residual values, amortization methods and useful lives of the assets are reviewed and adjusted, if appropriate, at each reporting date.

The carrying value of flight equipment, property and other equipment is reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable and the carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

The Company receives credits from manufacturers on acquisition of certain aircraft and engines that may be used for the payment of maintenance services, training, acquisition of spare parts and others. These credits are recorded as a reduction the cost of acquisition of the related aircraft and engines and against other accounts receivable. These amounts are then charged to expense or recorded as an asset, when the credits are used to purchase additional goods or services. These credits are recorded within other liabilities in the Consolidated Statement of Financial Position when awarded by manufacturers.

(iv)	Revaluation and other reserves

Administrative property in Bogota, El Salvador, and San Jose is recorded at fair value less accumulated depreciation on buildings and impairment losses recognized at the date of revaluation. Valuations are performed with sufficient frequency to ensure that the fair value of a revalued asset does not differ materially from its carrying amount. A revaluation reserve is recorded in other comprehensive income and credited to the asset revaluation reserve in equity. However, to the extent that it reverses a revaluation deficit of the same asset previously recognized in profit or loss, the increase is recognized in profit and loss. A revaluation deficit is recognized in the income statement, except to the extent that it offsets an existing surplus on the same asset recognized in the asset revaluation reserve. An annual transfer from the asset revaluation reserve to retained earnings is made for the difference between depreciation based on the revalued carrying amount of the asset and depreciation based on the asset’s original cost. Additionally, accumulated depreciation as at the revaluation date is eliminated against the gross carrying amount of the asset and the net amount is restated to the revalued amount of the asset. Upon disposal, any revaluation reserve relating to the particular asset being sold is transferred to retained earnings.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(i)	Leased assets

Leases in terms of which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases in accordance with IAS 17 “Leases”. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments.

Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in interest (expense) income in the Consolidated Statement of Comprehensive Income.

A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

Operating lease payments are recognized as an operating expense in the Consolidated Statement of Comprehensive Income on a straight-line basis over the lease term.

Gains or losses related to sale-leaseback transactions classified as an operating lease after the sale are accounted for as follows:

(i)	They are immediately recognized as other (expense) income when it is clear that the transaction is established at fair value;

(ii)	If the sale price is below fair value, any profit or loss is immediately recognized as other (expense) income, however, if the loss is compensated by future lease payments at below market price, it is deferred and amortized in proportion to the lease payments over the contractual lease term;

(iii)	In the event of the sale price is higher than the fair value of the asset, the value exceeding the fair value is deferred and amortized during the period when the asset is expected to be used. The amortization of the gain is recorded as a reduction in lease expenses.

If the sale-leaseback transactions result in financial lease, any excess proceeds over the carrying amount shall be deferred and amortized over the lease term. During the years ended December 31, 2014 and 2013, the Company recognized a net gain of $602 and $3,694 related to sale-and-leaseback transactions, which are recognized in the Statement of Comprehensive Income. All sale transactions resulted in operating leasebacks.

(j)	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective assets in accordance with IAS 23 “Borrowing Costs”. All other borrowing costs are expensed in the period they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(k)	Intangible assets

Intangible assets acquired separately are initially measured at cost in accordance with IAS 38 “Intangible Assets”. The cost of intangible assets acquired in a business combination is their fair value as at the date of acquisition. Internally generated intangible assets, excluding capitalized development costs, are not capitalized and the related expenditure is reflected in the Consolidated Statement of Comprehensive Income in the year in which the expenditure is incurred.

The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized over their useful economic lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life is reviewed at least at the end of each reporting period. Changes in the expected useful life or in the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the Consolidated Statement of Comprehensive Income within depreciation and amortization.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

Gains and losses arising from the de-recognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the Consolidated Statement of Comprehensive Income when the asset is derecognized.

The Company’s intangible assets include the following:

(i)	Software

Acquired computer software licenses are capitalized on the basis of cost incurred to acquire, implement and bring the software into use. Costs associated with maintaining computer software programs are expensed as incurred. In case of development or improvement to systems that will generate probable future economic benefits, the Company capitalizes software development costs, including directly attributable expenditures on materials, labor, and other direct costs.

Acquired software cost is amortized on a straight line basis over its useful life, with a maximum of five years.

Licenses and software rights acquired by the Company have finite useful lives and are amortized on a straight-line basis over the term of the contract. Amortization expense is recognized in the Consolidated Statement of Comprehensive Income.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(ii)	Routes and trademarks

Routes and trademarks are carried at cost, less any accumulated amortization and impairment. The useful life of intangible assets associated with, routes and trademark rights are based on management’s assumptions of estimated future economic benefits. The intangible assets are amortized over their useful lives of between two and thirteen years. Certain routes and trademarks have indefinite useful lives and therefore are not amortized, but tested for impairment at least at the end of each reporting period. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

(iii)	Contract-based intangible assets

The useful life of intangible assets associated with contract rights and obligations is based on the term of the contract and are carried at cost, less accumulated amortization and related impairment.

(l)	Financial instruments – initial recognition and subsequent measurement

(i)	Financial assets

Financial assets within the scope of IAS 39 “Financial Instruments: Recognition and Measurement” are classified into one of the following categories upon initial recognition: (a) financial assets at fair value through profit or loss, (b) loans and receivables, (c) held-to-maturity investments, (d) available-for-sale financial assets.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognized on the trade date, i.e., the date that the Company commits to purchase or sell the asset.

Subsequent measurement

For purposes of subsequent measurement financial assets are classified in four categories:

•	Financial assets at fair value through profit or loss

•	Loans and receivables

•	Held-to-maturity investments

•	Available for sale financial assets

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. This category includes derivative financial instruments entered into by the Company that are not designated as hedging instruments

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

in hedge relationships as defined by IAS 39. Derivatives, including those designated as hedging instruments in hedge relationships are also classified as fair value through profit or loss unless they are designated as effective hedging instruments. Financial assets at fair value through profit or loss are measured at fair value and changes therein, which take place into account any dividend income, are recognized in Consolidated Statement of Comprehensive Income as financial income or financial costs.

The Company does not hold or issue derivative instruments for trading purposes, however, certain derivative contracts are not designated as hedges for accounting purposes. Such derivative instruments are designated as financial instruments at fair value through profit or loss.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition receivables are measured at amortized cost using the effective interest rate method, less a provision for impairment, if any.

Loans and receivables comprise cash and cash equivalents, deposits and trade and other receivables.

Held-to-maturity financial assets

If the Company has the positive intent and ability to hold debt securities to maturity, then such financial assets are classified as held-to-maturity. Held-to-maturity financial assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, held-to-maturity financial assets are measured at amortized cost using the effective interest method, less any impairment losses.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale and that are not classified in any of the previous categories. The Company’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, such assets are measured at fair value and changes therein, other than impairment losses, are recognized in other comprehensive income and included within equity. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to the Consolidated Statement of Comprehensive Income.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(ii)	Impairment of financial assets

Financial assets carried at amortized cost

For financial assets carried at amortized cost, the Company first assesses whether objective evidence of impairment exists either individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Company determines that no objective evidence of impairment exists for an individually assessed financial asset, the asset is grouped with other financial assets with similar credit risk characteristics and collectively assessed for impairment. Assets that are individually assessed for impairment are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the assets’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate (“EIR”).

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the Consolidated Statement of Comprehensive Income. Interest income continues to be accrued on the reduced carrying amount and is accrued using the rate of interest used to discount the future cash flows for purpose of measuring the impairment loss. The interest income is recorded as part of financial income in the Consolidated Statement of Comprehensive Income.

If, in a subsequent year, the amount of the estimated impairment loss decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed with the amount of the reversal recognized in the Consolidated Statement of Comprehensive Income.

Available-for-sale financial assets

Impairment losses on available-for-sale financial assets are recognized by reclassifying the losses accumulated in the fair value reserve in equity to profit or loss. The cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost, net of any principal repayment and amortization, and the current fair value, less any impairment loss recognized previously. Changes in cumulative impairment losses attributable to application of the effective interest method are reflected as a component of interest income.

If, in a subsequent period, the fair value of an impaired available-for-sale debt security increases and the increase can be related objectively to an event occurring after the impairment loss was recognized, then the impairment loss is reversed, with the amount of the reversal recognized in the Consolidated Statement of Comprehensive Income. However, any subsequent recovery in the fair value of an impaired available-for-sale equity security is recognized in other comprehensive income.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Derecognition

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized when:

•	The rights to receive cash flows from the asset have expired

•	The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, and it has neither transferred nor retained substantially all of the risks and rewards of the asset nor transferred control of it, the asset is recognized to the extent of the Company’s continuing involvement in it.

In that case, an associated liability is also recognized. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations which have been retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to be repay.

(iii)	Financial liabilities

Financial liabilities within the scope of IAS 39 are measured at amortized cost using the effective interest method, except for liabilities classified as financial liabilities at fair value through profit or loss, loan commitments, and financial guarantee contracts. The Company determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognized initially at fair value including directly attributable transaction costs.

The Company’s financial liabilities include trade and other payables, bank overdrafts, loans and borrowings, financial guarantee contracts, derivative financial instruments and finance lease obligations.

Subsequent measurement

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss. This category includes derivative financial instruments entered into by the Company that are not designated as hedging instruments in hedge relationships. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Gains or losses on liabilities held for trading are recognized in the Consolidated Statement of Comprehensive Income.

The Company has not designated any financial liabilities upon initial recognition as at fair value through profit or loss.

Loans and borrowings carried at amortized cost

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the Consolidated Statement of Comprehensive Income when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in interest expense in the Consolidated Statement of Comprehensive Income.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the Consolidated Statement of Comprehensive Income.

(i)	Offsetting of financial assets and financial liabilities

Financial assets and financial liabilities are offset and the net amount reported in the Consolidated Statement of Financial Position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

(ii)	Fair value of financial instruments

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices or dealer price quotations (bid price for long positions and ask price for short positions), without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm’s length market transactions; reference to the current fair value of another instrument that is substantially the same; a discounted cash flow analysis or other valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 29.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(m)	Derivative financial instruments and hedge accounting

The Company uses derivative financial instruments such as forward currency contracts, interest rate contracts and forward commodity contracts to hedge its foreign currency risks, interest rate risks and commodity price risks, respectively. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into. Subsequent to initial recognition, derivatives are carried at fair value as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Commodity contracts that are entered into and continue to be held for the purpose of the receipt or delivery of a non-financial item in accordance with the Company’s expected purchase, sale or usage requirements are held at cost.

Any gains or losses arising from changes in the fair value of derivatives are taken directly into the Consolidated Statement of Comprehensive Income, except for the effective portion of derivatives assigned as cash flow hedges, which is recognized in other comprehensive income.

Cash flow hedges

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Cash flow hedges which meet the strict criteria for hedge accounting are accounted for as follows:

The effective portion of the gain or loss on the hedging instrument is recognized directly as other comprehensive income in the equity, while any ineffective portion of cash flow hedge related to operating and financing activities is recognized immediately in the Consolidated Statement of Comprehensive Income.

Amounts recognized as other comprehensive income are transferred to the Consolidated Statement of Comprehensive Income when the hedged transaction affects earnings, such as when the hedged financial income or financial expense is recognized or when a forecast sale occurs. Where the hedged item is the cost of a non-financial asset or non-financial liability, the amounts recognized as other comprehensive income are transferred to the initial carrying amount of the nonfinancial asset or liability.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

If the forecast transaction or firm commitment is no longer expected to occur, the cumulative gain or loss previously recognized in equity is transferred to the Consolidated Statement of Comprehensive Income. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, any cumulative gain or loss previously recognized in other comprehensive income remains in other comprehensive income until the forecast transaction or firm commitment affects profit or loss.

The Company uses forward currency contracts as hedges of its exposure to foreign currency risk in forecasted transactions and firm commitments, as well as forward commodity contracts for its exposure to volatility in the commodity prices. Refer to Note 27 for more details.

Current versus non-current classification

Derivative instruments that are not designated as effective hedging instruments are classified as current or non-current or separated into a current and non-current portion based on an assessment of the facts and circumstances (i.e., the underlying contracted cash flows).

Where the Company will hold a derivative as an economic hedge (and does not apply hedge accounting) for a period beyond 12 months after the reporting date, the derivative is classified as non-current (or separated into current and non-current portions) consistent with the classification of the underlying item.

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss.

Derivative instruments that are designated as, and are effective hedging instruments, are classified consistently with the classification of the underlying hedged item. The derivative instrument is separated into a current portion and a non-current portion only if a reliable allocation can be made.

(n)	Expendable spare parts and supplies

Expendable spare parts relating to flight equipment are measured at the lower of average cost or net realizable value. Net realizable value is the estimated selling price, less selling expenses. Supplies are charged to the Consolidated Statement of Comprehensive Income when used.

(o)	Impairment of non-financial assets

The Company assesses in accordance with IAS 36 “Impairment of Assets” at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s (“CGU”) fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, or other available fair value indicators.

Impairment losses of continuing operations, including impairment on inventories, are recognized in the Consolidated Statement of Comprehensive Income in those expense categories consistent with the nature of the impaired asset, except for a property previously revalued where the revaluation was taken to other comprehensive income. In this case, the impairment is also recognized in other comprehensive income up to the amount of any previous revaluation.

For assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company estimates the asset’s or cash-generating unit’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the income statement unless the asset is carried at a revalued amount, in which case the reversal is treated as a revaluation increase.

The following criteria are also applied in assessing impairment of specific assets:

Goodwill is tested for impairment annually as of the year end and when circumstances indicate that the carrying value of the cash generating unit to which is pertains may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each cash-generating unit (or group of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash generating unit is less than their carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

(p)	Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand and short-term deposits with original maturity of three months or less, which are subject to an insignificant risk of change in value.

For the purpose of the Consolidated Statement Cash Flows, cash and cash equivalents consist of cash and short-term deposits as defined above, net of outstanding bank overdrafts, if any.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(q)	Maintenance deposits

Maintenance deposits correspond to deposits paid to lessors based on cycles, flight hours, or fixed monthly amounts, depending on the specific nature of each provision. Rates used for the calculation and monthly amounts are specified in each lease agreement. Certain maintenance deposits paid to aircraft lessors are recorded within “Deposits and other assets” to the extent that such amounts are expected to be used to fund future maintenance activities. Deposits that are not probable of being used to fund future maintenance activities are expensed as incurred.

The maintenance deposits refer to payments made by the Company to leasing companies to be used in future aircraft and engine maintenance work. Management performs regular reviews of the recovery of maintenance deposits and believes that the values reflected in the Consolidated Statement of Financial Statement are recoverable. These deposits are used to pay for maintenance performed, and might be reimbursed to the Company after termination of the contracts. Certain lease agreements establish that the existing deposits, in excess of maintenance costs are not refundable. Such excess occurs when the amounts used in future maintenance services are lower than the amounts deposited. Any excess amounts expected to be retained by the lessor upon the lease contract termination date, which are not considered material, are recognized as additional aircraft lease expense. Payments related to maintenance that the Company does not expect to perform are recognized when paid as additional rental expense. Some of the aircraft lease agreements do not require maintenance deposits.

(r)	Security deposits for aircraft and engines

The Company must pay security deposits for certain aircraft and engine lease agreements. Reimbursable aircraft deposits are stated at cost.

Deposits that have fixed or determinable payments that are not quoted in an active market are classified as ‘loans and receivables’. Such assets are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate.

Deposits for guarantee and collateral for lease agreements

Deposits for guarantee and collateral are represented by amounts deposited with lessors, as required at the inception of the lease agreements. The deposits are typically denominated in U.S. Dollars, do not bear interest and are reimbursable to the Company upon termination of the agreements.

(s)	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is more likely than not that an outflow of economic benefits will be required to settle the obligation in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Provisions are set up for all legal claims related to lawsuits for which it is probable that an outflow of funds will be required to settle the legal claims obligation and a reasonable estimate can be made. The assessment of probability of loss includes assessing the available evidence, the hierarchy of laws, available case law, the most recent court decision and their relevance in the legal system, as well as the assessment of legal counsel.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a financial cost.

For certain operating leases, the Company is contractually obligated to return aircraft in a defined condition. The Company accrues for restitution costs related to aircraft held under operating leases at the time the asset does not meet the return conditions criteria and throughout the remaining duration of the lease. Restitution costs are based on the net present value of the estimated average costs of returning the aircraft and are recognized in the Consolidated Statement of Comprehensive Income in “Maintenance and repairs.” These costs are reviewed annually and adjusted as appropriate.

(t)	Employee benefits

The Company sponsors defined benefit pension plans, which require contributions to be made to separately administered funds. The Company has also agreed to provide certain additional post-employment benefits to senior employees in Colombia. These benefits are unfunded. The cost of providing benefits under the defined benefit plans is determined separately for each plan using the projected unit credit cost method. Actuarial gains and losses for defined benefit plans are recognized in full in the period in which they occur in other comprehensive income.

The defined benefit asset or liability comprises the present value of the defined benefit obligation (using a discount rate based on Colombian Government bonds), and less the fair value of plan assets out of which the obligations are to be settled. Plan assets are held by the Social Security Institute and private pension funds are not available to the creditors of the Company, nor can they be paid directly to the Company. Fair value is based on market price information and in the case of quoted securities on the published bid price. The value of any defined benefit asset recognized is restricted and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

Under IAS 19 (issued in June 2011 and amended in November 2013), the Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the net defined benefit liability (asset) at the beginning of the annual period. It takes into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. The net interest on the net defined benefit liability (asset) comprises:

•	interest income on plan assets.

•	interest cost on the defined benefit obligation; and

•	interest on the effect of the asset ceiling

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Additionally the company offers the following employee benefits:

(i)	Defined contribution plans

Obligations for contributions to defined contribution pension plans are recognized as an expense in the Consolidated Statement of Comprehensive Income when they are due.

(ii)	Termination benefits

Termination benefits are recognized as an expense at the earlier of when the entity can no longer withdraw the offer of the termination benefit and when the entity recognizes any related restructuring costs.

(u)	Share based payments

Since March 2012, the Company has operated a share based payments plan (the “Share Plan”) whereby eligible participants receive cash payments if certain market and non-market vesting conditions are met. The Company accounts for the Share Plan as a cash-settled share based payment in accordance with the provisions of IFRS 2 “Share-based payments”, whereby the Company accrues a liability at the end of each reporting period based on the estimated fair value of the awards expected to be redeemed, as determined using the Turnbull-Wakeman pricing model.

(v)	Prepaid expenses

(i)	Prepaid commissions

Commissions paid for tickets sold are recorded as prepaid expenses and expensed when the tickets are used.

(ii)	Prepaid rent

Prepaid rent for aircraft corresponds to prepaid contractual amounts that will be applied to future lease payments over a term of less than one year.

(w)	Interest income and interest expense

Interest income comprises interest income on funds invested (including available-for-sale financial assets), changes in the fair value of financial assets at fair value through the Consolidated Statement of Comprehensive Income and gains on interest rate hedging instruments that are recognized in the Consolidated Statement of Comprehensive Income. Interest income is recognized as accrued in the Consolidated Statement of Comprehensive Income, using the effective interest rate method.

Interest expense comprises interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through the Consolidated Statement of Comprehensive Income, and losses on interest rate hedging instruments that are recognized in the Consolidated Statement of Comprehensive Income. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in the Consolidated Statement of Comprehensive Income using the effective interest method.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(4)	New and amended standards and interpretations

The Company applied for the first time certain standards and amendments, which are effective for annual periods beginning on or after 1 January 2014. The nature and the impact of each new standard or amendment is described below:

Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27)

These amendments provide an exception to the consolidation requirement for entities that meet the definition of an investment entity under IFRS 10 Consolidated Financial Statements and must be applied retrospectively, subject to certain transition relief. The exception to consolidation requires investment entities to account for subsidiaries at fair value through profit or loss. These amendments have no impact to the Company, since none of the entities in the Company qualifies to be an investment entity under IFRS 10.

Offsetting Financial Assets and Financial Liabilities—Amendments to IAS 32

These amendments clarify the meaning of ‘currently has a legally enforceable right to set-off’ and the criteria for non-simultaneous settlement mechanisms of clearing houses to qualify for offsetting. These amendments have no impact on the Company.

Novation of Derivatives and Continuation of Hedge Accounting – Amendments to IAS 39

These amendments provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria. These amendments have no impact to the Company as the Company has not novated its derivatives during the current or prior periods.

IFRIC 21 Levies

IFRIC 21 is effective for annual periods beginning on or after 1 January 2014 and is applied retrospectively. It is applicable to all levies imposed by governments under legislation, other than outflows that are within the scope of other standards (e.g., IAS 12 Income Taxes) and fines or other penalties for breaches of legislation.

The interpretation clarifies that an entity recognizes a liability for a levy no earlier than when the activity that triggers payment, as identified by the relevant legislation, occurs. It also clarifies that a levy liability is accrued progressively only if the activity that triggers payment occurs over a period of time, in accordance with the relevant legislation. For a levy that is triggered upon reaching a minimum threshold, no liability is recognized before the specified minimum threshold is reached. The adoption of IFRIC 21 had no impact on the consolidated financial statements of the Company.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Recoverable Amount Disclosures for Non-Financial Assets – Amendments to IAS 36

These amendments remove the unintended consequences of IFRS 13 Fair Value Measurement on the disclosures required under IAS 36 Impairment of Assets. In addition, these amendments require disclosure of the recoverable amounts for the assets or cash-generating units (CGUs) for which an impairment loss has been recognized or reversed during the period. The Company has not recognized or reversed impairment loss as of December 31, 2014. Accordingly, these amendments will be considered for future disclosures but have no impact on the Company’s financial position or results of operations.

Amendments to IAS 19 Defined Benefit Plans: Employee Contributions

IAS 19 requires an entity to consider contributions from employees or third parties when accounting for defined benefit plans. Where the contributions are linked to service, they should be attributed to periods of service as a negative benefit. These amendments clarify that, if the amount of the contributions is independent of the number of years of service, an entity is permitted to recognize such contributions as a reduction in the service cost in the period in which the service is rendered, instead of allocating the contributions to the periods of service. This amendment is effective for annual periods beginning on or after 1 July 2014. This amendment was not relevant to the Company, since none of the entities within the Company has defined benefit plans with contributions from employees or third parties.

Annual Improvements 2010-2012 Cycle

In the 2010-2012 annual improvements cycle, the IASB issued seven amendments to six standards, which included an amendment to IFRS 13 Fair Value Measurement. The amendment to IFRS 13 is effective immediately and, thus, for periods beginning at 1 January 2014, and it clarifies in the Basis for Conclusions that short-term receivables and payables with no stated interest rates can be measured at invoice amounts when the effect of discounting is immaterial. This amendment to IFRS 13 has no impact on the Company.

Annual Improvements 2011-2013 Cycle

In the 2011-2013 annual improvements cycle, the IASB issued four amendments to four standards, which included an amendment to IFRS 1 First-time Adoption of International Financial Reporting Standards. The amendment to IFRS 1 is effective immediately and, thus, for periods beginning at 1 January 2014, and clarifies in the Basis for Conclusions that an entity may choose to apply either a current standard or a new standard that is not yet mandatory, but permits early application, provided either standard is applied consistently throughout the periods presented in the entity’s first IFRS financial statements. This amendment to IFRS 1 has no impact on the Company, since the Company is an existing IFRS preparer.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Standards issued but not yet effective

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments The IASB has previously published versions of IFRS 9 that introduced new classification and measurement requirements (in 2009 and 2010) and a new hedge accounting model (in 2013). The July 2014 publication represents the final version of the Standard, replaces earlier versions of IFRS 9 and completes the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. Early application of previous versions of IFRS 9 (2009, 2010 and 2013) is permitted if the date of initial application is before 1 February 2015. The Company is currently assessing the impact of IFRS 9 and plans to adopt the new standard on the required effective date.

IFRS 14 Regulatory Deferral

IFRS 14 allows an IFRS first-time adopter, whose activities are subject to rate-regulation, to continue to account, with some limited changes, in accordance with its previous GAAP, for regulatory deferral account balances both on initial adoption of IFRS and in subsequent financial statement. Entities that adopt IFRS 14 must present the regulatory deferral accounts as separate line items on the statement of financial position and present movements in these account balances as separate line items in the statement of profit or loss and other comprehensive income. The standard requires disclosures on the nature of, and risks associated with, the entity’s rate-regulation and the effects of that rate-regulation on its financial statements. IFRS 14 is effective for annual periods beginning on or after 1 January 2016. Since the Company is an existing IFRS preparer, this standard would have no impact on Company financials statements.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 specifies how to recognize revenue, requiring to provide users of financial statements with more informative, relevant disclosures. The standard provides a single, principles based five step model to be applied to revenue arising from contracts with customers. Under IFRS 15 revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach to measuring and recognizing revenue. The new revenue standard is applicable to all entities and will supersede all current revenue recognition requirements under IFRS. The standard was issued in May 2014. Either a full or modified retrospective application is required for annual periods beginning on or after 1 January 2017 with early adoption permitted. The Company is currently assessing the impact of IFRS 15 and plans to adopt the new standard on the required effective date.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Amendments to IFRS 11 Joint Arrangements: Accounting for Acquisitions of Interests

The amendments to IFRS 11 require that a joint operator accounting for the acquisition of an interest in a joint operation, in which the activity of the joint operation constitutes a business must apply the relevant IFRS 3 principles for business combinations accounting. The amendments also clarify that a previously held interest in a joint operation is not remeasured on the acquisition of an additional interest in the same joint operation while joint control is retained. In addition, a scope exclusion has been added to IFRS 11 to specify that the amendments do not apply when the parties sharing joint control, including the reporting entity, are under common control of the same ultimate controlling party. The amendments apply to both the acquisition of the initial interest in a joint operation and the acquisition of any additional interests in the same joint operation and are prospectively effective for annual periods beginning on or after 1 January 2016, with early adoption permitted. These amendments are not expected to have any impact on Company financial statements.

Amendments to IAS 16 and IAS 38: Clarification of Acceptable Methods of Depreciation and Amortization

The amendments clarify the principle in IAS 16 and IAS 38 that revenue reflects a pattern of economic benefits that are generated from operating a business (of which the asset is part) rather than the economic benefits that are consumed through use of the asset. As a result, a revenue-based method cannot be used to depreciate property, plant and equipment and may only be used in very limited circumstances to amortize intangible assets. On 12 May 2014, the IASB published the final amendments to IAS 16 and IAS 38. The amendments are effective prospectively for annual periods beginning on or after 1 January 2016, with early adoption permitted. These amendments are not expected to have any impact to the Company given that the Company has not used a revenue-based method to depreciate its non-current assets.

Amendments to IAS 16 and IAS 41 Agriculture: Bearer Plants

The amendments change the accounting requirements for biological assets that meet the definition of bearer plants. Under the amendments, biological assets that meet the definition of bearer plants will no longer be within the scope of IAS 41. Instead, IAS 16 will apply. After initial recognition, bearer plants will be measured under IAS 16 at accumulated cost (before maturity) and using either the cost model or revaluation model (after maturity). The amendments also require that produce that grows on bearer plants will remain in the scope of IAS 41 measured at fair value less costs to sell. For government grants related to bearer plants, IAS 20 Accounting for Government Grants and Disclosure of Government Assistance will apply. The amendments are retrospectively effective for annual periods beginning on or after 1 January 2016, with early adoption permitted. These amendments are not expected to have any impact to the Company as the Company does not have any bearer plants.

Amendments to IAS 27: Equity Method in Separate Financial Statements

The amendments reinstate the equity method as an accounting option for investments in subsidiaries, joint ventures and associates in an entity’s separate financial statements. Entities already applying IFRS and electing to change to the equity method in its separate financial statements will have to apply that change retrospectively. First-time IFRS adopters electing to use the equity method in its separate financial statements will be required to apply this method from the date of transition to IFRS. The amendments are effective for annual periods beginning on or after 1 January 2016, with early adoption permitted. These amendments will not have any impact on the Company’s consolidated financial statements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Amendments to IAS 28 and IFRS 10: Sale or contribution of assets between an investor and its associate or joint venture

The amendments address the conflict between IFRS 10 and IAS 28 in dealing with the loss of control of a subsidiary that is sold or contributed to an associate or joint venture. The amendments clarify that the gain or loss resulting from the sale or contribution of assets that constitute a business, as defined in IFRS 3 Business Combinations, between an investor and its associate or joint venture, is recognized in full. Any gain or loss resulting from the sale or contribution of assets that do not constitute a business, however, is recognized only to the extent of unrelated investors’ interests in the associate or joint venture. These amendments are effective for annual periods beginning on or after 1 January 2016, with early application permitted. These amendments will be applied prospectively in accounting the loss of control in any subsidiary, associate or joint venture of the Company.

Amendments to IAS 1: Disclosures initiative

The amendments clarify materiality requirements. In addition, the amendments introduce a clarification that the list of line items to be presented in the statement of financial position and statement of profit and loss and other comprehensive income can be disaggregated and aggregated as relevant and additional guidance on subtotals in these statements and clarify that an entity’s share of OCI of equity-accounted associates and joint ventures should be presented in aggregate as single line items based on whether or not it will subsequently be reclassified to profit or loss. Finally, the amendments add additional examples of possible ways of ordering the notes to clarify that understandability and comparability should be considered when determining the order of the notes. These amendments are effective for annual periods beginning on or after 1 January 2016, with earlier application permitted. Application of the amendments need not be disclosed. The Company is currently assessing the impact of IAS 1 and plans to adopt the new standards on the required effective date.

Annual Improvements 2012-2014 Cycle

Amendments to IAS 19: Discount rate, regional market issue

In the 2012-2014 annual improvements cycle, the IASB issued four amendments to four standards, which included an amendment to IAS 19 Employee benefits. This annual improvement clarifies that the high quality corporate bonds used in estimating the discount rate for post-employment benefits should be denominated in the same currency as the benefits to be paid, thus, the depth of the market for high quality corporate bonds should be assessed at currency level. When there is no deep market for high quality corporate bonds in that currency, government bond rates must be used. The annual improvement is effective for annual periods beginning on or after 1 January 2016 and must be applied prospectively. The Company is currently assessing the impact of the amendment and plans to adopt the new standards on the required effective date.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Amendments to IFRS 7: Servicing contracts

The annual improvements to IFRS 7 add additional guidance to clarify whether a servicing contract is continuing involvement in a transferred asset for the purpose of determining the disclosures required. The amendment clarifies that the offsetting disclosure requirements do not apply to condensed interim financial statements, unless such disclosures provide a significant update to the information reported in the most recent annual report. The annual improvement is retrospectively effective for annual periods beginning on or after 1 January 2016. It is not expected that these amendments will have an impact on the Company’s consolidated financial statements

Amendments to IFRS 5: Changes in methods of disposal.

The amendment clarifies that the cases in which an entity reclassifies an asset from held for sale to held for distribution or vice versa not be considered a new plan of disposal, rather it is a continuation of the original plan. There is, therefore, no interruption of the application of the requirements in IFRS 5. The annual improvement is effective for annual periods beginning on or after 1 January 2016 and must be applied prospectively. It is not expected that these amendments will have an impact on the Company’s consolidated financial statements

The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

(5)	Segment information

The Company reports information by segments as established in IFRS 8 “Operating Segments”. The Company has determined that it has one operating segment: air transportation.

The Company’s revenues by geographic area for the years ended December 31, 2014, 2013 and 2012 are as follows:

	December 31,
	2014	2013	2012
North America	$666,195	$650,374	$596,783
Central America and the Caribbean	526,132	619,851	613,942
Colombia	2,139,787	1,841,984	1,765,642
South America (ex-Colombia)	1,036,643	1,167,728	1,075,801
Other	333,274	329,667	217,488

Total operating revenue	$4,702,031	$4,609,604	$4,269,656

The Company allocates revenues by geographic area based on the point of origin of the flight. Non-current assets are composed primarily of aircraft and aeronautical equipment, which are used throughout different countries and are therefore not assignable to any particular geographic area.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(6)	Financial risk management

The Company has exposure to different risks from its use of financial instruments, namely credit risk, liquidity risk, and market risk.

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Further quantitative disclosures are included throughout these Consolidated Financial Statements.

(a) Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has established mechanisms for developing and monitoring the Company’s risk management policies. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities. The Company, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

(b) Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers and investment in securities. The Company is also exposed to credit risk from its financing activities, including deposits with banks and financial institutions, and foreign exchange transactions.

The Company minimizes counterparty credit risk in derivative instruments by entering into transactions with counterparties with which the Company has signed “International Swaps and Derivatives Association Master Agreements”. Given their high credit ratings, management does not expect any counterparty to fail to meet its contractual obligations.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the end of the reporting period is as follows:

	Notes	December 31, 2014	December 31, 2013
Available-for-sale securities		$1,455	$14,878
Accounts receivable, net of provision for doubtful accounts	8	397,150	309,404
Cash and cash equivalents	7	639,310	735,577
Current restricted cash	7	1,987	23,538
Non - current restricted cash	13	21,025	42,951
Fair value of derivative instruments – assets	13	4,204	16,598

Total		$1,065,131	$1,142,946

(c) Receivables, net

The Company’s exposure to credit risk is influenced by the individual characteristics of each customer. The demographics of the Company’s customer base, including the default risk of the industry and country in which customers operate, has less of an influence on credit risk.

Additionally, the Company is not exposed to significant concentrations of credit risk since most accounts receivable arise from sales of airline tickets to individuals through travel agencies in various countries, including virtual agencies and other airlines. These receivables are short term in nature and are generally settled shortly after the sales are made through major credit card companies.

Cargo-related receivables present a higher credit risk than passenger sales given the nature of processing payment for these sales. The Company is continuing its implementation of measures to reduce this credit risk for example by reducing the payment terms and affiliating cargo agencies to the IATA Cargo Account Settlement Systems (“CASS”). CASS is designed to simplify the billing and settling of accounts between airlines and freight forwarders. It operates through an advanced global web-enabled e-billing solution.

There are no significant concentrations of credit risk at the Consolidated Statement of Financial Position date. The maximum exposure to credit risk is represented by the carrying amount of each financial asset.

(d) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The following are the contractual maturities of non-derivative financial liabilities, including estimated interest payments. Amounts under the “Years” columns represent the contractual undiscounted cash flows of each liability.

As of December 31, 2014

	Years
	Carrying amount	Contractual cash flows	One	Two	Three	Four	Five and thereafter
Short-term borrowings	$133,009	$134,676	$134,676	$—	$—	$—	$—
Long-term debt	2,313,246	2,677,128	364,349	329,531	307,189	300,955	1,375,104
Bonds	725,735	1,027,219	95,276	92,157	92,409	88,907	658,470

Total debt	3,171,990	3,839,023	594,301	421,688	399,598	389,862	2,033,574
Accounts payable	550,966	550,966	528,356	22,610	—	—	—

Contractual maturities	$3,722,956	$4,389,989	$1,122,657	$444,298	$399,598	$389,862	$2,033,574

As of December 31, 2013

	Years
	Carrying amount	Contractual cash flows	One	Two	Three	Four	Five and thereafter
Short-term borrowings	$38,169	$38,613	$38,613	$—	$—	$—	$—
Long-term debt	1,663,827	1,909,313	284,713	269,263	234,563	213,430	907,344
Bonds	558,120	793,450	84,250	83,597	80,316	81,752	463,535
Finance lease liabilities	5,379	6,363	5,775	588	—	—	—

Total debt	2,265,495	2,747,739	413,351	353,448	314,879	295,182	1,370,879
Accounts payable	511,864	511,864	509,129	156	759	910	910

Contractual maturities	$2,777,359	$3,259,603	$922,480	$353,604	$315,638	$296,092	$1,371,789

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Sensitivity analysis

As of December 31, 2014 and 2013 an average increase 1% in interest rates on long-term debt would be expected to decrease the Company’s income by $5,459 and $4,597 respectively.

Interest rates for interest-bearing financial obligations are as follows:

	December 31, 2014
	Weighted average interest rate	Total
Short-term borrowings	2.65%	$133,009
Long-term debt and financial leases	3.06%	2,313,246
Bonds- Colombia	9.69%	177,641
Bonds- Luxembourg	8.38%	548,094

Total		$3,171,990

	December 31, 2013
	Weighted average interest rate	Total
Short-term borrowings	2.66%	$38,169
Long-term debt and financial leases	3.25%	1,669,206
Bonds- Colombia	8.10%	259,494
Bonds- Luxembourg	8.38%	298,626

Total		$2,265,495

(e) Market risk

Market risk is the risk that changes in market prices, such as foreign currency rates, interest rates and equity prices will affect the Company’s income or value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposure within acceptable parameters, while optimizing the return.

The Company enters into derivative contracts, and also incurs financial liabilities, in order to manage market risk. The market risk associated with commodity-price and interest-rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(f) Commodity risk

The Company maintains a commodity-price-risk management strategy that uses derivative instruments to minimize significant, unanticipated earnings fluctuations caused by commodity-price volatility. The operations of the Company require a significant volume of jet fuel purchases. Price fluctuations of oil, which are directly related with price fluctuations of jet fuel, cause market values of jet fuel to differ from its cost and cause the actual purchase price of jet fuel to differ from the anticipated price.

All such transactions are carried out within the guidelines set by the Risk Management Committee.

The Company enters into derivative financial instruments using heating oil to reduce the exposure to jet fuel price risks. Such financial instruments are deemed to be highly effective hedge because changes in their fair value are closely correlated with variations in jet fuel prices. The Company determines fair value of the contracts based on the notional future curves as observed in the market; gain or loss of hedge instruments are recognized directly in net equity, through other comprehensive income (OCI), based on Hedge Accounting procedures.

Sensitivity analysis

A change in 1% in jet fuel prices would have increased/decreased profit or loss for the year by $13,458 (2013: $13,258). This calculation assumes that the change occurred at the reporting date and had been applied to risk exposures existing at that date. This analysis assumes that all other variables remain constant and considers the effect of changes in jet fuel price and underlying hedging contracts. The analysis is performed on the same basis for 2013.

(g) Foreign currency risk

Foreign currency risk is originated when the Company performs transactions and maintains monetary assets and liabilities in currencies that are different from the functional currency of the Company.

The functional currency used by the Company is the US dollar in terms of setting prices for its services. The Company sells most of its services in prices equivalent to the US dollar and a large part of its expenses are denominated in US dollars or are indexed to the US dollar, particularly fuel costs, maintenance costs, aircraft leases, aircraft lease payments, insurance and aircraft components and accessories. Remuneration expenses are denominated in local currencies.

The Company maintains its cargo and passenger fares in US dollars. Even though sales in domestic markets are made in local currencies, prices are indexed to the US dollar.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The gain or loss in foreign currency is derived primarily from the appreciation or depreciation of the Colombian Peso against the US Dollar, which is the Company’s functional currency and the changes in the foreign exchange mechanisms enacted by the Venezuelan government. For the years ended December 31, 2014 and 2013, the Company recognized a net loss of $6,043 and a net gain of $23,517, respectively.

The Venezuelan government has issued a series of statements with respect to various exchange rates that might be applicable to future cash remittances. In the first semester of 2014, it was resolved that remittances abroad would be approved at the rate from SICAD and that the CADIVI rate of US$1:VEF4.3 was annulled. The most recent SICAD auction process from December 31, 2014, resulted in an exchange rate of US$1:VEF12.00. Additionally, another new system known as SICAD II was introduced. The most recent SICAD II auction process resulted in an exchange rate of US$1: VEF 49.90.

The Company submits monthly requests to the Venezuelan authorities for the remittance in US dollars of the cash generated in local currency by Venezuelan subsidiaries. The Company still has a significant outstanding cash balances in Bolivares, and approvals have been obtained for only a portion of the amounts requested for remittance. As of December 31, 2014, the government has offered the Company a proposal that includes the amounts to be paid over the 2013 outstanding balance. However, the intended payments as a result of the proposed timetable have not been fully accomplished.

The Company has available-for-sale instruments in Venezuela which are bonds that will be paid in Bolivares when they mature even though they are denominated in US Dollars. These bonds will mature at the official exchange rate which remains at US$1:VEF6.3 after which the Company will only be able to request conversion of these funds at SICAD II. Accordingly, for the year ended December 31, 2014, an expense of $11,896 and a net fair value loss recognized in Other Comprehensive Income of $1,527 have been recorded. As of December 31, 2014 the balance of these available for sale securities amount to $1,218 recorded within current assets, and $237 within non-current assets.

During the twelve months ended December 31, 2014, the Company recorded total losses due to exchange rate changes in Venezuela amounting to $36,977.

For the year ended December 31, 2013, the Company incurred in losses of $46,015 related to devaluation in Venezuela, after the government announced that it would change the CADIVI exchange rate from US$1: VEF4.3 to US$1: VEF6.3 for requests submitted in 2013.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The summary quantitative data about the Company’s exposure to currency risk as reported to the Management of the Company based on its risk management policy was as follows:

	December 31, 2014
	USD	Colombian Pesos	Venezuelan Bolivares	Argentinean Pesos	Brazilian Reals	Other	Total
Cash and cash equivalents	$223,668	$71,432	$280,455	$20,493	$8,532	$34,730	$639,310
Available for sale securities	1,455						1,455
Accounts receivable, net of provision for doubtful accounts	75,400	170,493	2,397	6,433	32,874	109,553	397,150
Secured debt and bonds	(2,165,627)	(226,089)	—	—	—	(23,222)	(2,414,938)
Unsecured debt	(742,266)	(14,786)	—	—	—	—	(757,052)
Accounts payable	(217,443)	(218,265)	(4,904)	(6,544)	(17,544)	(86,266)	(550,966)

Net financial position exposure	$(2,824,813)	$(217,215)	$277,948	$20,382	$23,862	$34,795	$(2,685,041)

Sensitivity analysis
Change of 1% in exchange rate
Effect on profit of the year		$(2,172)	$2,779	$204	$239

	December 31, 2013
	USD	Colombian Pesos	Venezuelan Bolivares	Argentinean Pesos	Brazilian Reals	Other	Total
Cash and cash equivalents	$293,040	$93,104	$311,016	$15,016	$8,292	$15,109	$735,577
Available for sale securities	—	—	14,878	—	—	—	14,878
Accounts receivable, net of provision for doubtful accounts	85,330	77,816	9,657	6,750	32,914	96,937	309,404
Secured debt and bonds	(1,519,912)	(276,827)	—	—	—	(28,685)	(1,825,424)
Unsecured debt	(434,654)	(5,417)	—	—	—	—	(440,071)
Accounts payable	(239,966)	(182,424)	(13,440)	(9,377)	(7,003)	(59,654)	(511,864)

Net financial position exposure	$(1,816,162)	$(293,748)	$322,111	$12,389	$34,203	$23,707	$(1,717,500)

Sensitivity analysis
Change of 1% in exchange rate
Effect on profit of the year		$(2,915)	$3,221	$124	$342

The Company manages its exposure to foreign currency risk through hedging selected balances using forward exchange contracts and cross currency swaps.

Sensitivity analysis

The calculation assumes that the change occurred at the reporting date and had been applied to risk exposures existing at that date. This analysis assumes that all other variables remain constant and considers the effect of changes in the spot exchange rate on the Colombian Peso to the US Dollar which is the rate that could materially affect the Company’s Consolidated Statement of Comprehensive Income.

(h) Interest rate risk

The Company incurs interest rate risk mainly on financial obligations with banks and aircraft lessors. Interest rate risk is managed through a mix of fixed and floating rates on loans and lease agreements, combined with interest rate swaps.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The Company assesses interest rate risk by monitoring and identifying changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. The Company maintains risk management control systems to monitor interest rate risk attributable to both the Company’s outstanding or forecasted debt obligations.

At the reporting date the interest rate profile of the Company’s interest-bearing financial instruments is:

Carrying amount – asset/(liability)	December 31, 2014	December 31, 2013
Fixed rate instruments
Financial assets	$77,667	$203,332
Financial liabilities	(2,626,088)	(1,584,127)
Interest rate swaps	(5,893)	(7,698)

Total	$(2,554,314)	$(1,388,493)

Floating rate instruments
Financial assets	352,149	103,020
Financial liabilities	(545,902)	(681,368)

Total	$(193,753)	$(578,348)

The interest rate risk is originated mainly from long term aircraft lease payments. These long term loan payments at floating interest rates expose the Company to cash flow risk. Interest rate risk is managed through a mix of fixed and floating rates on loans and lease agreements, combined with interest rate swaps and options.

At December 31, 2014, the interest rates vary from 0.00% to 11.40% (December 31, 2013: 0.00% to 9.86%) and the main floating rate are linked to LIBOR plus a spread according to the terms of each contract.

Capital management

The Company’s capital management policy is to maintain a sound capital base in order to safeguard the Company’s ability to continue as a going concern, and in doing so, face its current and long-term obligations, provide returns for its shareholders, and maintain an optimal capital structure to reduce the cost of capital. The Company monitors capital on the basis of the debt-to-capital ratio. Debt is calculated as Net Debt, which consists of total borrowings (including current and non-current borrowings as shown in the Consolidated Statement of Financial Position) less cash, cash equivalents and restricted cash. Total capital is calculated as the sum of total equity attributable to the Company as shown in the Consolidated Statement of Financial Position plus total net debt.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Following is summarized the debt-to-capital ratio of the Company:

	December 31, 2014	December 31, 2013
Debt	$3,171,990	$2,265,495
Less: cash and cash equivalents and restricted cash	(641,297)	(759,115)

Total net debt	2,530,693	1,506,380
Total Equity attributable to the Company	1,199,936	1,208,422

Total Capital	$3,730,629	$2,714,802

Net debt-to capital ratio	68%	55%

There were no changes in the Company’s approach to capital management during the year.

(7)	Cash and cash equivalents and restricted cash

Cash and cash equivalents and restricted cash as of December 31, 2014 and 2013 are as follows:

	December 31, 2014	December 31, 2013
Cash on hand and bank deposits	$623,395	$696,113
Demand and term deposits	15,915	39,464

Cash and cash equivalents	639,310	735,577
Restricted cash	1,987	23,538

Cash and cash equivalents and restricted cash	$641,297	$759,115

As of December 31, 2014 and 2013 cash equivalents amounted to $15,915 and $39,464, respectively. The use of the term deposits depends on the cash requirements of the Company and such deposits bear annual interest rates ranging between 0.07% and 4.00% as of December 31, 2014, and between 0.70% and 8.31% as of December 31, 2013.

As of December 31, 2014 and 2013 the cash or bank balance with carrying amount of $1,987 and $23,538, respectively, has been pledged as collateral for certain current borrowings. In the event the Company defaults under the loan agreement, the bank has the right to receive the cash balance.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(8)	Accounts Receivables, net of provision for doubtful accounts

Receivables as of December 31, 2014 and 2013 are as follows:

	December 31, 2014	December 31, 2013
Trade	$259,180	$216,160
Indirect tax credits	143,297	65,360
Manufacturer credits	2,207	7,193
Employee advances (1)	5,010	7,218
Other	3,784	27,582

	$413,478	$323,513
Less provision for doubtful accounts	(16,328)	(14,109)

Total	$397,150	$309,404

Net current	$356,060	$276,963
Net non-current	41,090	32,441

Total	$397,150	$309,404

(1)	Employee advances mainly relate to per diem allowances provided to crew prior to traveling.

Changes during the year in the allowance for doubtful accounts are as follows:

	December 31, 2014	December 31, 2013
Balance at beginning of year	$14,109	$13,282
Bad debt expense	8,409	7,119
Write-offs against the allowance	(6,190)	(6,292)

Balance at end of year	$16,328	$14,109

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The aging of accounts receivables at the end of the reporting period that were not impaired is as follows:

	December 31, 2014	December 31, 2013
Neither past due nor impaired	$321,081	$228,269
Past due 1–30 days	30,779	62,355
Past due 31–90 days	28,273	17,150
Past due 91 days	33,345	15,739

Total	$413,478	$323,513
Provision for doubtful accounts	(16,328)	(14,109)

Net accounts receivable	$397,150	$309,404

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(9)	Balances and transactions with related parties

The following is a summary of related party transactions for the years ended December 31, 2014, 2013 and 2012:

Company	Country	December 31, 2014				December 31, 2013				December 31, 2012
		Receivables	Payables	Revenues	Expenses	Receivables	Payables	Revenues	Expenses	Revenues	Expenses
Synergy Aerospace Corp.	Panama	$1,132	$1,270	$96	$—	$601	$1,262	$122	$—	$—	$—
SP SYN Participações S.A.	Brazil	22,754	—	1,226	—	22,829	—	1,209	—	3,664	—
OceanAir Linhas Aéreas, S.A.	Brazil	12,010	13,366	25,027	2,843	1,494	1,618	10,614	5,235	19,411	2,138
Corp Hotelera Internac., S.A.	El Salvador	—	245	—	502	—	181	—	352	—	—
Empresariales S.A.S.	Colombia	5	401	6	11,589	1	1,486	7	11,951	12	12,952
Aeromantenimiento, S.A.	El Salvador	211	1,451	6	9,533	229	574	7	2,684	40	6,836
Transportadora del Meta S.A.S.	Colombia	73	1,464	—	8,841	24	1,946	3	10,457	26	10,874
Aerovias Beta Corp.	Panama	1,164	2	—	—	1,164	2	—	—	—	—
Other		85	353	32	1,608	83	484	74	1,964	45	656

Subtotal		$37,434	$18,552	$26,393	$34,916	$26,425	$7,553	$12,036	$32,643	$23,198	$33,456

		Receivables	Payables			Receivables	Payables
Short-term		$31,267	$18,552			$26,425	$7,553
Long-term		6,167	—			—	—

Total balances with related parties		$37,434	$18,552			$26,425	$7,553

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The receivables balance with SP SYN Participações S.A. as of December 31, 2014 amounting to $22,754, corresponding to $22,644 of principal and $110 of accrued interests. On February 24, 2015, the Company reached an agreement with Synergy Aerospace Corp. The renegotiated debt will bear an interest equal to 90 days Libor plus 550 basis points and shall be cancelled according to the following payment schedule:

Year
2015	$16,587
2016	6,167

Total	$22,754

Receivable balances as of December 31, 2014 from OceanAir Linhas Aéreas, S.A., include an amount of $3,930 which corresponds to payments from aircraft leases and other services. On February 24, 2015 the Company reached an agreement over these amounts with Synergy Aerospace Corp. to settle OceanAir Linhas Aéreas, S. A. debt.

The Company has not recognized any expense or provision for doubtful accounts since it is expected that the outstanding balances will be recovered completely.

All related parties are companies controlled by the same ultimate shareholder that controls Avianca Holdings S.A. The following is a description of the nature of services provided by and to related parties. These transactions include:

Related party	Nature of Services
Synergy Aerospace Corp.	The receivables amount corresponds to aircraft engine reserves and maintenance contracts. The payables amount originates in payments executed by Synergy Aerospace Corp. on behalf of Latin Airways Corp.

SP SYN Participações S.A.	Avianca, S.A. (“Avianca”) and SP SYN Participações S.A. (“SP SYN”) signed a novation of the receivables from OceanAir Linhas Aéreas, S.A. (“OceanAir”) whereby SP SYN would be the new debtor. Avianca agreed to sign purchase agreement assignments and take delivery of certain aircraft which were originally purchased by Synergy Group. This agreement originates in certain obligations signed on December 30, 2010 and amended subsequently on December 30, 2011 and on February 28, 2012.

OceanAir Linhas Aéreas, S.A.	The Company provides to and receives from OceanAir logistic services, marketing and advertising, maintenance services, and training services. The Company has entered into a licensing agreement with OceanAir for the use of the Avianca trademark in Brazil. Additionally, the Company leases aircraft to OceanAir (see Note 32). On November 4, 2014, Tampa Cargo S.A.S, entered into a Block Space Agreement with OceanAir Linhas Aéreas, S.A., acquiring priority rights and a minimum guaranteed cargo capacity on certain flights of the carrier.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Related party	Nature of Services
Empresariales S.A.S.	Transportation services for Avianca, S.A.’s employees.

Aeromantenimiento, S.A.	Aircraft maintenance company which provides aircraft overhaul services to the Company.

Transportadora del Meta S.A.S.	Provides road transportation services for cargo / courier deliveries to Avianca, S.A.

Corporación Hotelera Internacional. S.A. Hotelera Los Pozos, S.A.	Accommodation services for crew and employees of the Company.

Aerovias Beta Corp.	The accounts receivables balance relates to amount owed to Latin Airways Corp. arising from the Aerovias Beta Corp. spinoff, which gave rise to Latin Airways Corp.

Key management personnel compensation expense

Key management personnel compensation expense recognized within “Salaries, wages, and benefits” in the Consolidated Statement of Comprehensive Income for the years ended December 31, 2014, 2013 and 2012 amounts to $31,365, $31,456 and $25,259, respectively.

(10)	Expendable spare parts and supplies, net of provision for obsolescence

Expendable spare parts and supplies as of December 31, 2014 and 2013 are as follows:

	December 31, 2014	December 31, 2013
Expendable spare parts	$55,606	$45,160
Supplies	9,238	7,998

Total	$64,844	$53,158

For the years ended December 31, 2014 and 2013 expendable spare parts and supplies in the amount of $65,649 and $48,774, respectively, were recognized as maintenance expense.

(11)	Prepaid expenses

These primarily relate to advance commission payments to travel agencies for future services, prepayments for aircraft rentals and prepaid insurance. As of December 31, 2014 and 2013 prepaid balances were as follows:

	December 31, 2014	December 31, 2013
Prepaid commissions	$15,717	$13,476
Advance payments on operating aircraft leases	12,401	12,219
Premiums for insurance policies	2,921	2,236
Other	29,414	18,814

Total	$60,453	$46,745

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(12)	Assets held for sale

Assets held for sale consist of fixed assets for which management has committed to a plan to sell, the completion of the sale is highly probable, and the sale is expected to take place over the next 12 months. As of December 31, 2014 and 2013 the assets held for sale are as follows:

	December 31, 2014	December 31, 2013
Aircraft and flight equipment	$1,117	$1,256
Land and buildings	—	5,547
Machinery and other equipment	252	645

Total	$1,369	$7,448

(13)	Deposits and other assets

Deposits and other assets as of December 31, 2014 and 2013 are as follows:

	December 31, 2014	December 31, 2013
Short term:
Deposits with lessors	$80,633	$59,434
Certificates of bank deposits	32,416	44,326
Margin call deposits	37,718	4,976
Guarantee deposits	9,777	—
Others	4,246	—

Sub-Total	164,790	108,736
Fair value of derivative instruments	4,204	16,598

Total	$168,994	$125,334

Long term:
Deposits with lessors	$145,941	$113,253
Certificates of bank deposits - restricted	18,373	—
Guarantee deposits	13,366	13,951
Restricted cash	21,025	42,951
Others	18,058	19,021

Total	$216,763	$189,176

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Deposits with lessors refer mainly to maintenance deposits in connection with leased aircraft. These deposits are applied to future maintenance event costs, and are calculated on the basis of a performance measure, such as flight hours or cycles. They are specifically intended to guarantee maintenance events on leased aircraft.

Maintenance deposits paid do not transfer the obligation to maintain aircraft or the costs associated with maintenance activities.

Maintenance deposits are reimbursable to the Company upon completion of the maintenance event in an amount equal to the lesser of (1) the amount of the maintenance deposits held by the lessor associated with the specific maintenance event or (2) the qualifying costs related to the specific maintenance event. During the 12 months ended December 31, 2014 the Company has paid lessors $80,829 (December 31, 2013: $37,841) in maintenance deposits, net of reimbursements.

Guarantee deposits correspond mainly to amounts paid to suppliers in connections with leasehold of airport facilities, among other service agreements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(14)	Property and equipment, net

Flight equipment, property and other equipment as of December 31, 2014 and 2013 is as follows:

	Flight equipment	Capitalized maintenance	Rotable spare parts	Aircraft predelivery payments	Administrative property	Other	Total
Gross:
December 31, 2012	$2,412,336	$180,258	$116,622	$283,162	$93,612	$176,687	$3,262,677

Additions	270,537	75,760	39,865	320,289	2,102	60,693	769,246
Transfers	194,137	—	—	(194,137)	—	—	—
Disposals	(63,800)	(46,263)	(17,397)	—	—	(7,667)	(135,127)

December 31, 2013	$2,813,210	$209,755	$139,090	$409,314	$95,714	$229,713	$3,896,796

Additions	665,481	87,341	46,517	267,152	—	69,897	1,136,388
Acquisitions through Business Combination	3,851	—	59	—	—	445	4,355
Transfers	411,995	—	—	(411,995)	—	—	—
Disposals	(39,867)	(18,919)	(7,989)	—	(8,232)	(53,478)	(128,485)

December 31, 2014	$3,854,670	$278,177	$177,677	$264,471	$87,482	$246,577	$4,909,054

Accumulated depreciation:
December 31, 2012	$331,699	$123,197	$14,234	$—	$6,072	$87,929	$563,131

Additions	88,260	49,437	5,174	—	1,032	15,970	159,873
Disposals	(23,925)	(19,896)	(2,732)	—	—	(13,013)	(59,566)

December 31, 2013	$396,034	$152,738	$16,676	$—	$7,104	$90,886	$663,438

Additions	102,278	56,142	9,982	—	1,890	14,853	185,145
Disposals	(21,063)	(18,609)	(2,935)	—	—	(27,187)	(69,794)

December 31, 2014	$477,249	$190,271	$23,723	$—	$8,994	$78,552	$778,789

Net balances:
December 31, 2012	$2,080,637	$57,061	$102,388	$283,162	$87,540	$88,758	$2,699,546

December 31, 2013	$2,417,176	$57,017	$122,414	$409,314	$88,610	$138,827	$3,233,358

December 31, 2014	$3,377,421	$87,906	$153,954	$264,471	$78,488	$168,025	$4,130,265

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

As of December 31, 2014 and 2013, certain aircraft with a net carrying value of $2,665,561 and $2,303,384 respectively, have been pledged to secure long-term debt.

As of December 31, 2014 and 2013 the net carrying amount of leased property and equipment under financial leases was $157 and $2,226 respectively

As of December 31, 2014 and 2013, the Company capitalized borrowing costs amounting of $9,249 and $12,171 respectively.

Administrative property

The Company uses the revaluation model to measure its land and buildings which are composed of administrative properties. Management determined that this constitutes one class of asset under IFRS 13, based on the nature, characteristics and risks of the property. The fair values of the properties were determined by using market comparable methods. This means that valuations performed by the appraisals are based on active market prices, adjusted for difference in the nature, location or condition of the specific property. The Company engaged accredited independent appraisals, to determine the fair value of its land and buildings. Land and buildings were revaluated at December 31, 2014 and 2013.

If land and buildings were measured using the cost model, the carrying amounts would be as follows:

	December 31, 2014	December 31, 2013
Cost	$68,515	$68,470
Accumulated depreciation	(3,899)	(4,430)

Net carrying amount	$64,616	$64,040

(15)	Intangible Assets

Intangible assets as of December 31, 2014 and 2013 are follows:

	December 31, 2014	December 31, 2013
Routes	$43,115	$22,223
Trademarks	3,960	22
Software and webpages	57,943	39,429
Other intangible assets	10,079	2,762

Subtotal	115,097	64,436
Goodwill	310,272	298,667

Total Intangible Assets	$425,369	$363,103

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Goodwill acquired through business combinations and intangibles with indefinite lives has been allocated to three Cash Generating Units (“CGU”):

•	Aerolíneas Galápagos Aerogal, S.A. (“Aerogal”)

•	Grupo Taca Holdings, Limited.

•	Tampa Cargo SAS

•	Aero Transporte de Carga Unión, S.A. de C.V. (“Aerounion”)

The carrying amount of goodwill and intangibles allocated to each of the CGUs:

	Aerogal		Grupo TACA Holdings, Limited		Tampa Cargo SAS		Aerounion
	2014	2013	2014	2013	2014	2013	2014	2013
Goodwill	$32,979	$32,979	$234,779	$234,779	$30,909	$30,909	$11,605	$—
Routes	19,652	22,223	—	—	—	—	23,463	—
Trademarks	—	—	—	—	—	—	3,938	—

The Company performed its annual impairment test in December 2014 and 2013. The Company considers the relationship between the value in use of the CGU and its book value, among other factors, when reviewing for indicators of impairment on the goodwill or any of its intangible assets. As of December 31, 2014 and 2013, the Company did not identify potential impairment of goodwill or assets of CGU.

Aerogal CGU

The recoverable amount of Aerogal CGU, $251,863 as of December 31, 2014, has been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five-year period. The projected cash flows have been updated to reflect the estimated demand for services and costs to operate. The pre-tax discount rate applied to cash flow projections is 7.98% and cash flows beyond the five-year period are extrapolated using a 3.0% growth rate that is the same as the long-term average growth rate for the country where the Company has its base of operation. It was concluded that no impairment charge is necessary as the value in use exceeds book value.

Grupo TACA Holdings, Limited CGU

The recoverable amount of Grupo TACA Holdings, Limited CGU, $1,982,582 as of December 31, 2014, has been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five-year period. The projected cash flows have been updated to reflect the estimated demand for services and costs to operate. The pre-tax discount rate applied to cash flow projections is 7.98% and cash flows beyond the five-year period are extrapolated using a 1.5% growth rate that is the same as the long-term average growth rate for Latin America. It was concluded that no impairment charge is necessary as the value in use exceeds book value.

Tampa Cargo SAS CGU

The recoverable amount of Tampa Cargo SAS CGU, $1,253,763 as of December 31, 2014, has been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five-year period. The projected cash flows have been

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

updated to reflect the estimated demand for services and costs to operate. The pre-tax discount rate applied to cash flow projections is 7.98% and cash flows beyond the five-year period are extrapolated using a 3.90% growth rate that is the same as the long-term average growth rate for Colombia where the Company has its base of operation. It was concluded that no impairment charge is necessary as the value in use exceeds book value.

Aerounion CGU

The recoverable amount of Aerounion CGU, $11,605 as of December 31, 2014, has been determined based on the business value in use, determined using the cash flow projections for the acquired business approved by Management.

The calculation of value in use for the CGUs is most sensitive to the following assumptions:

•	Jet fuel price per gallon

•	Discount rates

•	Revenue growth

•	CAPEX expenditure

•	Growth rates used to extrapolate cash flows beyond the forecast period

•	Working capital

Jet fuel price per gallon—Estimates are obtained from published data relating to the specific commodity. Forecast figures are used if data is publicly available, otherwise past actual price movements are used as an indicator of future price movements.

Discount rates—Discount rates represent the current market assessment of the risks of the holding Company of each CGU, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates. The discount rate calculation is based on the specific circumstances of the Company and is derived from its weighted average cost of capital (WACC). The WACC takes into account both debt and equity. The beta factors are evaluated annually based on publicly available market data.

Revenue growth – Management evaluates its estimates on passenger growth or cargo growth. Management expects the Company to have a stable growth over the forecast period.

CAPEX expenditure – Management estimates investment in CAPEX including aircraft, maintenance, and sale of assets, among others to estimate debt free cash flows.

Growth rate estimates—Rates are based on published forecasts for the regions or countries where the CGUs operate.

Working capital – Management evaluates the working capital needs of each CGU in accordance with its needs for investments to continue operations.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The following is a rollforward of intangibles assets from December, 2014 and 2013:

	Goodwill	Routes	Trade- marks	Software & Webpages	Others	Total
Cost:
Balance at December 31, 2012	$301,814	$29,018	$809	$28,482	$328	$360,451

Other Acquisitions/ Internally developed	—	—	—	24,801	3,101	27,902

Balance at December 31, 2013	301,814	29,018	809	53,283	3,429	388,353

Acquisitions through Business Combination	11,605	23,463	3,938	—	—	39,006
Other Acquisitions/ Internally developed	—	—	—	29,655	8,360	38,015

Balance at December 31, 2014	$313,419	$52,481	$4,747	$82,938	$11,789	$465,374

Accumulated Amortization and Impairment Losses:
Balance at December 31, 2012	$(3,147)	$(4,775)	$(787)	$(6,834)	$—	$(15,543)

Amortization for the year	—	(2,020)	—	(7,020)	(667)	(9,707)

Balance at December 31, 2013	$(3,147)	$(6,795)	$(787)	$(13,854)	$(667)	$(25,250)

Amortization for the year	—	(2,571)	—	(11,141)	(1,043)	(14,755)

Balance at December 31, 2014	$(3,147)	$(9,366)	$(787)	$(24,995)	$(1,710)	$(40,005)

Carrying Amounts:
At December 31, 2012	$298,667	$24,243	$22	$21,648	$328	$344,908

At December 31, 2013	$298,667	$22,223	$22	$39,429	$2,762	$363,103

At December 31, 2014	$310,272	$43,115	$3,960	$57,943	$10,079	$425,369

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(16)	Earnings per Share

The calculation of basic earnings per share at December 31, 2014 and 2013 is as follows:

	December 31, 2014	December 31, 2013	December 31, 2012
Net profit attributable to Avianca Holdings S.A.	$120,479	$248,821	$38,257

Weighted average number of ordinary shareholders
(in thousands of shares)
Common stock	665,383	728,800	741,400
Preferred stock	331,604	184,854	158,081
Earnings per share
Common stock	$0.12	$0.27	$0.04
Preferred stock	$0.12	$0.27	$0.04

There are no dilutive shares as the Company has no convertible preferred shares or convertible debentures.

(17)	Long-term debt

Loans and borrowings are measured at amortized cost, as of December 31, 2014 and 2013 are summarized as follows:

	December 31, 2014	December 31, 2013
Current:
Short-term borrowings and current portion of long – term debt	$426,295	$270,498
Short-term bonds	32,764	38,852
Finance lease liabilities	—	4,815

	$459,059	$314,165

Non-current:
Long-term debt	$2,019,960	$1,431,498
Bonds	692,971	519,268
Finance lease liabilities	—	564

	$2,712,931	$1,951,330

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Terms and conditions of the Company’s outstanding obligations for years ended December 31, 2014 and 2013 are as follows:

		December 31, 2014
	Due through	Weighted average interest rate	Face Value	Carrying Amount
Short-term borrowings	2015	2.65%	$133,009	$133,009
Long-term debt	2026	3.06%	3,298,991	2,313,246
Bonds- Colombia	2019	9.69%	177,641	177,641
Bonds- Luxembourg	2020	8.38%	550,000	548,094

Total			$4,159,641	$3,171,990

		December 31, 2013
	Due through	Weighted average interest rate	Face Value	Carrying Amount
Short-term borrowings	2014	2.66%	$38,169	$38,169
Long-term debt	2025	3.16%	2,409,588	1,663,827
Bonds- Colombia	2019	8.10%	259,494	259,494
Bonds- Luxembourg	2020	8.38%	300,000	298,626
Finance lease liabilities (1)	2015	2.61%	22,300	5,379

Total			$3,029,551	$2,265,495

(1)	Average monthly rate.

The majority of interests bearing liabilities are denominated in US dollars except for bonds and certain financing liabilities for working capital which are denominated in Colombian Pesos, and one aircraft denominated in Euros.

As of December 31, 2014 and 2013, $2,172,949 and $1,516,779, respectively, were outstanding balances of short-term borrowings and long-term debt with different financial institutions to finance aircraft acquisitions. Most of these borrowings are under financing arrangements guaranteed by the Export Credit Agencies. Additionally, the Company had an outstanding balance of short-term borrowing and long-term debt with different financial institutions amounting to $273,306 and $185,217, respectively, for working capital purposes.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

During 2013, the Company obtained loans amounting to $316,926 in order to finance the purchase of three A330F, one A320, one A319, and two ATR 72. Also the Company obtained $16,600 from Banco de Bogota to refinance the Chapter-11 single payment that was due on June, 2013. The company also obtained $38,000 from Bladex for the prepayment of a loan with IFC, and to finance the purchase of an ATR 72 flight simulator. The company also obtained $14,551 for general working capital purposes.

During 2014 the Company obtained financing up to $846,527 in order to purchase of two A330, two A321, six A319, three B787 and eleven ATR 72. The latter includes $152,850 obtained through the issuance of guaranteed notes under a Private Placement vehicle. The company also obtained $156,860, for general working capital purposes. On Apr 8, 2014, the Company issued Senior Notes in an offering exempt from registration under Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended. The Senior Notes are due in 2020 and bear interest at the rate of 8.375% per year, payable semi-annually in arrears on May 10 and November 10, beginning on May 10, 2014.

On May 10, 2013, the Company issued Senior Notes in an offering exempt from registration under Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended. The Senior Notes are due in 2020 and bear interest at the rate of 8.375% per year, payable semi-annually in arrears on May 10 and November 10, beginning on November 10, 2013.

As of December 31, 2014 and 2013, the subsidiaries Grupo Taca Holdings Limited, and Avianca Leasing, LLC are jointly and severally liable under the Notes as co-issuers on $250,000 and $300,000 respectively in aggregate principal amount.

The Notes are fully and unconditionally guaranteed by three of the subsidiaries: Taca International Airlines S.A., Líneas Aéreas Costarricenses, S.A., and Trans American Airlines S.A. As of December 31, 2014 and 2013, Avianca Leasing LLC’s obligations as a co-issuer of the Notes will be unconditionally guaranteed by the subsidiary Aerovías del Continente Americano S.A-Avianca, in an amount equal to $167,667 and $200,000 respectively. The Notes and guarantees are senior unsecured obligations of the co-issuers and the guarantors, respectively, and rank equally in right of payments with all of their other respective present and future unsecured obligations that are not expressly subordinated in right of payment to the Notes or the Guarantees.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Avianca Leasing, LLC and Grupo Taca Holdings, Limited as co-issuer, offered Notes listed on the Official List of the Luxembourg Stock Exchange and for trading on the Euro MTF market of the Luxembourg Stock Exchange. As of December 31, 2014 and 2013, Notes issued and the corresponding balances are as follows:

Issuing entity	Original currency	Total placed in original currency	Balance as of
			December 31,
			2014 In US Dollars	2013 In US Dollars
Avianca Leasing, LLC and Grupo Taca Holdings Limited	USD	550,000	$548,094	$298,626

			$548,094	$298,626

Issuers:	Avianca Leasing, LLC, and Grupo Taca Holdings Limited

Guarantors:	Líneas Aéreas Costarricenses, S.A., Trans American Airlines S.A., and Taca International Airlines, S.A. will fully and unconditionally guarantee the total Notes. Aerovías del Continente Americano – Avianca, S.A. will unconditionally guarantee the obligations of Avianca Leasing, LLC under the Notes in an amount equal to $367 million.

Notes offered:	$550,000 aggregate principal amount of 8.375% Senior Notes due 2020.

Initial Issue Price:	98.706%

Initial Issue date:	May 10, 2013

Interest:	The Notes will bear interest at a fixed rate of 8.375% per year, payable semiannually in arrears on May 10 and November 10 of each year, commencing on November 10, 2013. Interest will accrue from May 10, 2013.

Second Issue Price	104.50%

Second Issue Date	April 8, 2013

Maturity date:	The Notes will mature on May 10, 2020.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

As of December 31, 2014 and 2013, bonds issued and the corresponding balances are as follows:

	Issue	Original currency	Total placed in original currency	Balance as of December 31,
				2014		2013
Issuing entity				Original currency	In US Dollars	Original currency	In US Dollars
Avianca	Series A	Colombian Pesos	75,000 million	—	$—	75,000 million	$38,924
Avianca	Series B	Colombian Pesos	158,630 million	158,630 million	66,304	158,630 million	82,327
Avianca	Series C	Colombian Pesos	266,370 million	266,370 million	111,337	266,370 million	138,243

Total					$177,641		$259,494

On August 25, 2009 a bond issue was completed on the Colombian stock exchange, which is collateralized by Credibanco and Visa credit cards ticket sales in Colombia.

The specific conditions of the 2009 bond issue in Colombia are as follows:

Representative of bondholders:	Helm Trust, S.A.

Amount of issue	$500,000 million Colombian Pesos

Managing agent:	Fiduciaria Bogotá, S.A.

Series:	Series A: Authorized issue $100,000 million Colombian Pesos Series B: Authorized issue $200,000 million Colombian Pesos Series C: Authorized issue $300,000 million Colombian Pesos

Coupon:	Series A: Indexed to Colombian consumer price index Series B: Indexed to Colombian consumer price index Series C: Indexed to Colombian consumer price index Interest is payable at quarter-end

Term:	Series A: 5 years Series B: 7 years Series C: 10 years

Repayment of capital:	Series A: At the end of 5 years Series B: 50% after 6 years and 50% after 7 years Series C: 33% after 8 years, 33% after 9 years and 34% after 10 years

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

As of December 31, 2014 and 2013, the Company had unsecured revolving lines of credit with different financial institutions in the aggregate amounts of $196,857 and $167,952, respectively. As of December 31, 2014 and 2013, there were $171,206 and $94,017 outstanding balances respectively under these facilities. These revolving lines of credit are preapproved by the financial institutions and the Company may withdraw funds if it has working capital requirements.

Future payments on finance lease liabilities for the years ended December 31, 2014 and 2013 are as follows:

	Future minimum lease payments		Interest		Present value of minimum lease payments
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Less than one year	$—	$5,775	$—	$960	$—	$4,815

Between one year and five years	$—	$588	$—	$24	$—	$564

Future payments on long-term debt for the years ended December 31, 2014 and 2013 are as follows:

	Years
	One	Two	Three	Four	Five and thereafter	Total
December 31, 2014	$293,286	$266,723	$252,878	$255,062	$1,245,297	$2,313,246

December 31, 2013	$232,329	$224,679	$196,741	$181,828	$828,250	$1,663,827

Future payments on bonds for the years ended December 31, 2014 and 2013 are as follows:

	Years
	One	Two	Three	Four	Five and thereafter	Total
December 31, 2014	$32,764	$32,764	$36,725	$36,725	$586,757	$725,735

December 31, 2013	$38,852	$41,091	$41,091	$46,008	$391,078	$558,120

During 2014 and 2013, the Company did not comply with certain debt covenants. The breaches did not accelerate debt. As of December 31, 2014, the Company obtained waivers adjusting its EBITDAR Coverage Ratio threshold. The most significant commitments related to financial ratios assumed by the Company and its subsidiaries are as follows:

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Avianca, S.A. and Subsidiaries

The consolidated financial statements of Avianca S.A. and Subsidiaries must comply with the following financial covenants as of December 31, 2014:

(1)	EBITDAR Coverage Ratio: Should be less than or equal to 1.4 at the end of each period; and

(2)	Leverage Ratio: Should be less than or equal to 4.5 at the end of each reporting period

As of December 31, 2014, the Company did not comply with EBITDAR coverage ratio and leverage ratio. However, the Company did not require waivers from Financial Institutions since the breached covenants have no possible consequences on acceleration of debt. As of December 31, 2013, the Company did comply with the applicable financial covenants.

Avianca Holdings S.A. and Subsidiaries

The consolidated financial statements of Avianca Holdings and Subsidiaries must comply with the following financial covenants:

(1)	EBITDAR Coverage Ratio: Should be not less than 1.50 to 1.00 at the end of December 31, 2014.

(2)	EBITDAR Coverage Ratio: Should be not less than 1.70 to 1.00 at the end of December 31, 2014.

(3)	EBITDA Margin: Should be not less than 0% at the end of December 31, 2014.

(4)	Capitalization Ratio: Should not be greater than 0.86 to 1.00 at the end of each reporting period.

(5)	Cash reserves held or controlled or otherwise available to the guarantor or its subsidiaries should be at least $250 million at all times until the Relevant Testing Date in respect of the period ending December 31 2015. Relevant Testing Date means the date on which the Avianca Holdings S.A. and Subsidiaries audited financial statements prepared in accordance with IFRS are delivered to the Security Trustee, no later than 180 days of the end of the financial period.

As of December 31, 2014 and 2013 the Company complied with the financial covenants applicable at each reporting date for Avianca Holdings, S.A. and Subsidiaries.

(18)	Accounts payable

Accounts payable as of December 31, 2014 and 2013 are as follows:

	December 31, 2014	December 31, 2013
Trade accounts payable	$247,425	$332,450
Non-income taxes collected in advance	215,157	93,308
Payroll taxes (1)	55,944	50,784
Other payables	9,830	32,587

Current	$528,356	$509,129

Trade accounts payable	$19,771	$14
Payroll taxes (1)	2,839	2,721

Non-current	$22,610	$2,735

(1)	Represent payroll taxes and contributions based on salaries and compensation paid to employees of the Company in the various jurisdictions in which it operates.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(19)	Accrued expenses

Accrued expenses as of December 31, 2014 and 2013 are as follows:

	December 31, 2014	December 31, 2013
Operating expenses	$119,190	$54,276
Advertising	1,650	1,761
Vacation and other employee accruals	25,284	36,390
Other accrued expenses	29,963	42,511

Total	$176,087	$134,938

(20)	Provisions for return conditions

For certain operating leases, the Company is contractually obligated to return the aircraft in a predefined condition. The Company accrues for restitution costs related to aircraft held under operating leases at the time the asset does not meet the return conditions criteria and throughout the remaining duration of the lease.

Provisions for return conditions as of December 31, 2014 and 2013 are as follows:

	December 31, 2014	December 31, 2013
Current	$61,425	$33,033
Non – current	72,587	56,065

Total	$134,012	$89,098

Changes in provisions for return conditions as of December 31, 2014 and 2013 are as follows:

	December 31, 2014	December 31, 2013
Balances at beginning of year	$89,098	$66,895
Provisions made	55,390	29,061
Provisions used	(10,476)	(6,858)

Balances at end of year	$134,012	$89,098

The amount of expected reimbursements which are presented net within provisions for the return conditions amounts to $15,545 and $17,102 as of December 31, 2014 and 2013, respectively.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(21)	Employee benefits

The Company has a defined benefit plan which requires contributions to be made to separately administered funds. The Company has also agreed to provide post-employment benefits to its retirees that consist primarily of medical benefit plans as well as certain other benefits, including scholarships, tickets, seniority and retirement. These other benefits are unfunded.

Accounting for pensions and other post-employment benefits involves estimating the benefit cost to be provided well into the future and attributing that cost over the time period in which each employee works for the Company. This requires the use of extensive estimates and assumptions about inflation, investment returns, mortality rates, turnover rates, medical cost trends and discount rates, among other information. The Company has two distinct pension plans, one for pilots and the other for ground personnel. Both plans have been closed to new participants, and therefore there are a fixed number of beneficiaries covered under these plans as of December 31, 2014.

	December 31, 2014	December 31, 2013
Fair value of plan assets	$(175,620)	$(160,998)
Present value of the obligation	394,496	489,674

Total employee benefit liability	$218,876	$328,676

The following table summarizes the components of net benefit expense recognized in the Consolidated Statement of Comprehensive Income and the funded status and amounts recognized in the Consolidated Statement of Financial Position for the respective plans:

Net benefit expense – year ended December 31, 2014 (recognized in Salaries, wages and benefits)	Defined benefit plan	Other benefits
Current service cost	$—	$3,301
Interest cost on net benefit obligation	21,078	5,037

Net benefit expense	$21,078	$8,338

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Net benefit expense – year ended December 31, 2013 (recognized in Salaries, wages and benefits)	Defined benefit plan	Other benefits
Current service cost	$417	$4,992
Interest cost on net benefit obligation	31,032	5,954

Net benefit expense	$31,449	$10,946

Changes in the present value of defined benefit obligation as of December 31, 2014 are as follows:

	Defined benefit Obligation	Other benefits	Total
Benefit obligation as of December 31, 2013	$398,315	$91,359	$489,674
Benefit obligation acquired in business combinations	—	455	455
Period cost	21,078	8,327	29,405
Benefits paid by employer	(22,666)	(3,131)	(25,797)
Actuarial (gains) losses recognized in other comprehensive income	(24,871)	19,116	(5,755)
Exchange differences	(75,705)	(17,781)	(93,486)

Benefit obligation as of December 31, 2014	296,151	98,345	394,496
Fair Value of the plan assets	(175,620)	—	(175,620)

Total employee benefit	120,531	98,345	218,876

Current	$44,578	$4,121	$48,699
Non- current	75,953	94,224	170,177

Total	$120,531	$98,345	$218,876

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Changes in the fair value of plan assets are as follows:

Defined benefit plan
Fair value of assets at December 2013	$160,998
Interest income on plan assets	9,635
Return on plan assets greater/(less) than projected	12,189
Employer contributions	43,120
Benefits paid	(17,483)
Return on plan assets adjustment	(1,505)
Exchange differences	(31,334)

Fair value of plan assets at December 31, 2014	$175,620

Changes in the present value of defined benefit obligation for the year ended December 31, 2013 are as follows:

	Defined benefit Obligation	Other benefits	Total
Benefit obligation as of December 31, 2012	$497,039	$107,079	$604,118
Period cost	31,449	10,946	42,395
Benefits paid by employer	(30,049)	(3,558)	(33,607)
Actuarial (gains) losses recognized in other comprehensive income	(58,966)	(14,365)	(73,331)
Exchange differences	(41,158)	(8,743)	(49,901)

Benefit obligation as of December 31, 2013	398,315	91,359	489,674
Fair Value of the plan assets	(160,998)	—	(160,998)

Total employee benefit	$237,317	$91,359	$328,676

Current	$48,354	$4,038	$52,392
Non- current	188,963	87,321	276,284

Total	$237,317	$91,359	$328,676

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Change in the fair value of plan assets are as follows:

Defined benefit plan
Fair value of assets at December 2012	$146,046
Interest income on plan assets	9,153
Return on plan assets greater/(less) than projected	(4,745)
Employer contributions	46,184
Benefits paid	(21,342)
Return on plan assets adjustment	(2,309)
Exchange differences	(11,989)

Fair value of plan assets at December 31, 2013	$160,998

For the year ended December 31, 2014, 2013 and 2012, actuarial gains and losses of $16,439, $66,277 and $(55,012), respectively were recognized in other comprehensive income.

	December 31, 2014	December 31, 2013	December 31, 2012
Actuarial gains (losses) recognized in other comprehensive income	$5,755	$73,331	$(66,454)
Return on plan assets adjustment	10,684	(7,054)	11,442

Amount recognized in other comprehensive income	$16,439	$66,277	$(55,012)

The Company expects to contribute $48,699 to its defined benefit plan in 2015.

Plan assets correspond to net funds transferred to Caxdac, which is responsible for the administration of the pilots’ pension plan. The assets held by Caxdac are segregated into separate accounts corresponding to each contributing company. Additionally the plan assets included a portion relating to pension plan of ground personnel.

The principal assumptions (inflation-adjusted) that are used in determining pension and post-employment medical benefit obligations for the Company’s plans are shown below:

	December 31, 2014	December 31, 2013
Discount rate on all plans	7.00%	7.00%
Future salary increase
Pilots	3.75%	3.75%
Cabin crew	3.50%	3.50%
Other employees	4.00%	4.00%
Future pension increase	3.00%	3.00%
Healthcare cost increase	4.00%	4.00%
Ticket cost increase	3.00%	3.00%
Education cost increase	3.00%	3.00%

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The major categories of plan assets as a percentage of the fair value of the total plan assets are as follows:

	December 31, 2014	December 31, 2013
Equity securities	45%	42%
Debt securities	51%	54%
Other	4%	4%

Equity securities comprise investments in Colombian entities with credit rating between AAA and BBB. Debt securities include investments in Colombian Government bonds, banks and public and private Colombian entities.

Pension plans for ground personnel

In 2008, the Company entered into a commutation agreement with Compañía Aseguradora de Vida Colseguros S.A. (Insurance Company) in connection with the pension liability of two of the Company’s pension plans.

As of December, 2014 and 2013, there are 7 and 12 beneficiaries, respectively, which have not been commuted. Consequently, the Company estimates through an actuarial calculation the pension liability of these beneficiaries.

Pension plans for flight personnel

Due to local regulations for two of the Company’s pension plans, the Company has to make contributions to a fund which is externally administrated. The amount of the annual contribution is based on the following:

•	Basic contribution for the year: equal to the expected annual pension payments.

•	Additional contribution for the year (if necessary): equal to the necessary amount to match the actuarial liability under local accounting rules and the plan assets as of year 2023 (determined with an actuarial calculation).

Sensitivity Analysis

The calculation of the defined benefit obligation is sensitive to the aforementioned assumptions. The following table summarizes how the impact on the defined benefit obligation at the end of the reporting period would have increased (decreased) as a result of a change in the respective assumptions by 0.5%.

	0.5% increase	0.5% decrease
Discount rate	(15,056)	16,611
Pension increase	17,844	(16,257)
Mortality table	5,399	—

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(22)	Air traffic liability

Air traffic liability as of December 31, 2014 and 2013 is as follows:

	December 31, 2014	December 31, 2013
Advance ticket sales	$390,701	$436,732
Miles deferred revenue	64,826	127,873

Current	$455,527	$564,605

Miles deferred revenue	$85,934	$—

Non-current	$85,934	$—

On December 31, 2014 the Company reviewed its estimates and assumptions related to the redemption periods of miles deferred revenue. As a result a non-current air traffic liability is presented disclosing the amount expected to be redeemed after twelve months.

(23)	Share based payments

The Company authorized the implementation of an incentive plan (the “Share Plan”) on January 27, 2012 whereby eligible recipients, including directors, officers, certain employees, receive a special cash payout if certain redemption conditions are met.

The Share Plan participants have the option to redeem the vested portion of their respective rights for cash, with the payment being equal to the difference between the trading share price of the preferred shares of Avianca Holdings S.A., as reported by the Colombia Stock Exchange during the 30 calendar days immediately preceding redemption and COP$5,000.

18,026,158 awards were issued on March 15, 2012, and will vest in equal tranches over a 4 year period, with the first tranche vesting on March 15, 2013, and subsequent tranches vesting on each subsequent anniversary date. Upon vesting, each tranche must be redeemed within 5 years and no later than March 2021.

On November 5, 2013, the Company listed its American Depositary Shares (“ADS”) in the New York Stock Exchange. As a consequence, the terms of the Share Plan were modified as follows: Starting on the effective date of the sale of ADSs in the market, the value of each award, as long as the result is positive, will result from: i) calculating the difference between the average quote of the ADSs representative of preferred shares of Avianca Holdings S.A., as reported by the New York Stock Exchange during the 30 calendar days immediately prior to each vesting date of the Share Plan and the price of $15, and ii) dividing the latter calculation by eight, considering that each ADS represents eight preferred shares and applying the resulting amount by the exchange rate of COP$1,901.22 per $1, (the exchange rate as of November 5, 2013 or the effective date of listing of the ADSs in the New York Stock Exchange). However, this modification does not affect Tranche 1.

Additionally, the Company issued 2,000,000 new Awards (“New Awards”) for the Board of Directors and C Levels on November 6, 2013. These New Awards vest in four equal tranches and expire five year after the vesting date. The value of each New Award is determined in the same way as the modified terms of the Share Plans. On March 11, 2014, the Company revised the New Awards and reduced them to 1,840,000 units.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

As of December 31, 2014, active beneficiaries have been awarded with 6,512,187 units out of 18,026,158 initially approved and issued, and have redeemed 480,025 units, corresponding to the vesting periods March, 15 2012-2013 and March 15, 2013-2014. Total awards to be redeemed as of December 31, 2014 equal to 6,032,162.

A summary of the terms of the awards excluding the 1,840,000 New Awards is as follows:

Vesting dates	Percentage vesting	Redemption period
March 15, 2013	25%	From March 16, 2013 through March 15, 2018
March 15, 2014	25%	From March 16, 2014 through March 15, 2019
March 15, 2015	25%	From March 16, 2015 through March 15, 2020
March 15, 2016	25%	From March 16, 2016 through March 15, 2021

A summary of the terms of the 1,840,000 New Awards is as follows:

Vesting dates	Percentage vesting	Redemption period
November 6, 2014	25%	From November 7, 2014 through November 6, 2019
November 6, 2015	25%	From November 7, 2015 through November 6, 2020
November 6, 2016	25%	From November 7, 2016 through November 6, 2021
November 6, 2017	25%	From November 7, 2017 through November 6, 2022

Participants who are terminated, or resigned, cease to be part of the Share Plan. The awards were only issued to board members and key management.

The Company has determined the fair value of the outstanding awards as of December 31, 2014 and 2013 using the Turnbull-Wakeman model, which is a variation of the Black-Scholes model and was deemed to be an appropriate valuation model given the requirement that the share price be above a certain threshold for 30 days prior to redemption.

For the valuation as of December 31, 2014, the Turnbull-Wakeman model uses several inputs including:

•	Expected term of 1.60 to 5.35 years

•	Time in averaging period of 0.08 years

•	Stock price of COP$3,420 in the Colombian Stock Exchange and $11.73 in the New York Stock Exchange

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

•	Strike price of COP$5,000 for tranche 1 and $15 for tranches 2, 3, 4, and for the New Awards in all tranches

•	Risk free rate of 0.80% to 5.10%

•	Dividend yield of 2.19%

•	Volatility of 25.22% to 29.73%

For the valuation as of December 31, 2013, the Turnbull-Wakeman model uses several inputs including:

•	Expected term of 2.10 to 6.35 years

•	Time in averaging period of 0.08 years

•	Stock price of COP$3,700 in the Colombian Stock Exchange and $15.44 in the New York Stock Exchange

•	Strike price of COP$5,000 for tranche 1 and $15 for tranches 2, 3, 4, and for the New Awards in all tranches

•	Risk free rate of 0.70% to 4.74%

•	Dividend yield of 2.03%

•	Volatility of 24.97% to 37.10%

Since Avianca Holdings S.A. has a public traded history of approximately three and a half years for the preferred shares, which is shorter than all the expected terms except for Tranche 1-3 of the original Share Plan and Tranche 1 and 2 of the New Awards, the Company used data for guideline public companies similar to Avianca Holdings S.A. to estimate its equity volatility.

Based on the aforementioned assumptions, the Company determined that the income (expense) of the Share Plan Awards for the period ended December 31, 2014 and 2013 was $(1,851) and $(355), respectively which has been recognized within operating profit. As of December 31, 2014 and 2013, $1,256 and $3,723, respectively, is reflected as a non-current liability on the Comprehensive Statement of Financial Position.

(24)	Equity

Capital

As of December 31, 2012, the Company purchased 4,123,491 of its outstanding preferred shares, for this reason, outstanding preferred stock was decreased by $515 and additional paid-in capital on preferred stock was decreased by $9,051.

On November 5, 2013, the Company issued 12,500,000 American Depository Shares, or ADSs, each representing 8 preferred shares. Net proceeds from this offering amounted to approximately $183,553 million (net of issuance costs amounting to $3,956). Preferred stock has no voting rights and cannot be converted to common stock. Preferred stock has the right to receive an annual dividend amounting to 1% of the par value per share subject to authorization of the Board of Directors based on the amount of distributable profits.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

In connection with this offering, the common shareholders (“selling shareholders”) converted 75,599,997 common shares to preferred shares, representing 14,734,910 ADSs. As a consequence, the number of common shares was reduced to 665,800,003; the number of preferred shares increased in 75,599,997 to 331,187,285 preferred shares. The Company did not receive any of the net proceeds from the sale of ADS by the selling shareholders.

As of December 31, 2013, the Company purchased 197,141 of its outstanding preferred shares, for this reason, outstanding preferred stock was decreased by $25 and additional paid-in capital on preferred stock was decreased by $452.

On November 28, 2014, the common shareholders (“selling shareholders”) converted 5,000,000 common shares to preferred shares. As a consequence, the number of common shares was reduced to 660,800,003 and the number of preferred shares increased in 5,000,000 to 336,187,285 preferred shares.

The following is a summary of authorized, issued and paid shares:

	December 31, 2014	December 31, 2013
Authorized shares	4,000,000,000	4,000,000,000
Issued and paid common stock	660,800,003	665,800,003
Issued and paid preferred stock	336,187,285	331,187,285

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Other Comprehensive Income (“OCI”) Reserves

				Income tax reserves relating to (4)
	Hedging reserves (1)	Fair value reserves (2)	Reserves relating to actuarial gains and losses (3)	Hedging reserves	Fair value reserves	Reserve relating to actuarial gains and losses	Revaluation of administrative property (5)	Total OCI Reserves
As of December 31, 2012	$3,697	$(3,599)	$(119,104)	$—	$394	$24,208	$25,418	$(68,986)
Other comprehensive income (loss) in the period	10,654	2,028	66,277	(1,755)	(97)	(14,525)	3,439	66,021

As of December 31, 2013	$14,351	$(1,571)	$(52,827)	$(1,755)	$297	$9,683	$28,857	$(2,965)

Other comprehensive income (loss) in the period	(113,249)	(1,527)	16,439	14,003	362	(2,497)	(4,307)	(90,776)

As of December 31, 2014	$(98,898)	$(3,098)	$(36,388)	$12,248	$659	$7,186	$24,550	$(93,741)

(1)	Hedging Reserves

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of hedging instruments used in cash flow hedges pending subsequent recognition of the hedged cash flows.

(2)	Fair value reserves

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the assets are derecognized or impaired.

(3)	Reserve relating to actuarial gains and losses

It comprises actuarial gains or losses on defined benefit plans and post-retirement medical benefits recognized in other comprehensive income.

(4)	Income tax on other comprehensive income

Whenever an item of other comprehensive income gives rise to a temporary difference, a deferred income tax asset or liability is recognized directly in other comprehensive income.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(5)	Revaluation of administrative property

Revaluation of administrative property is related to the revaluation of administrative buildings and property in Colombia, Costa Rica, and El Salvador. The revaluation reserve is adjusted for increases or decreases in fair values of such property.

The following provides an analysis of items presented net in the statement of profit or loss and other comprehensive income which have been subject to reclassification, without considering items remaining in OCI which are never reclassified to profit of loss:

	2014	2013	2012
Cash flow hedges:
Reclassification during the year to profit or loss	$(71,079)	$8,410	$5,910
Effective valuation of cash flow hedged	(42,170)	2,244	(2,213)

	$(113,249)	$10,654	$3,697

Fair value reserves:
Reclassification during the year to profit or loss	$—	$1,116	$—
Valuations of available-for-sale investments	(1,527)	912	3,775

	$(1,527)	$2,028	$3,775

Income tax on other comprehensive income:
Reclassification during the year to profit or loss	$15,068	$(186)	$645
Temporary differences within OCI	(703)	(1,666)	(1,371)

	$14,365	$(1,852)	$(726)

Dividends

The following dividends were paid by the Company during the year ended December 31, 2014 and 2013:

	December 31, 2014	December 31, 2013
COP$75/approximately $4 cents per ordinary share (2013: COP$75/approximately $4 cents) paid in US$	$25,865	$30,371
COP$75/approximately $4 cents per preferred share (2013: COP$75/approximately $4 cents) paid in COP$	13,079	6,550

Total	$38,944	$36,921

Dividends of 75/0.04 COP$/US$ per share were declared in March 2014 and paid in April 2014 based on profits for the year 2013. Dividends of 75/0.04 COP$/US$ per share were declared in March 2013 and paid in April 2013 based on profits for the year 2012.

Dividends are by default paid in Colombian Pesos.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(25)	Operating revenue

The Company had no major customers which represented more than 10% of revenues in 2014 or 2013. The Company utilizes its segmented gross revenue information by type of service rendered and by region, as follows:

By type of service rendered

	Year ended December 31, 2014	Percentage	Year ended December 31, 2013	Percentage	Year on Year Variation
Domestic
Passenger	$1,071,254	23%	$1,031,299	23%	$39,955
Cargo and mail	240,134	5%	196,062	4%	44,072

	1,311,388	28%	1,227,361	27%	84,027

International
Passenger	2,796,609	59%	2,831,098	61%	(34,489)
Cargo and mail	325,358	7%	308,677	7%	16,681

	3,121,967	66%	3,139,775	68%	(17,808)

Other (1)	268,676	6%	242,468	5%	26,208

Total operating revenues	$4,702,031	100%	$4,609,604	100%	$92,427

	Year ended December 31, 2013	Percentage	Year ended December 31, 2012	Percentage	Year on Year Variation
Domestic
Passenger	$1,031,299	23%	$1,009,541	23%	$21,758
Cargo and mail	196,062	4%	99,505	2%	96,557

	1,227,361	27%	1,109,046	25%	118,315

International
Passenger	2,831,098	61%	2,541,018	60%	290,080
Cargo and mail	308,677	7%	384,575	9%	(75,898)

	3,139,775	68%	2,925,593	69%	214,182

Other (1)	242,468	5%	235,017	6%	7,451

Total operating revenues	$4,609,604	100%	$4,269,656	100%	$339,948

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(1)	Other operating revenue

Other operating revenue for the years end December 31, 2014, 2013 and 2012 is as follows:

	December 31, 2014	December 31, 2013	December 31, 2012
Frequent flyer program	$132,868	$142,252	$131,176
Ground operations (a)	20,918	20,423	16,730
Leases	33,364	24,181	21,783
Maintenance	17,842	6,228	7,692
Interline	1,565	5,421	7,709
Other	62,119	43,963	49,927

	$268,676	$242,468	$235,017

(a)	Company provides services to other airlines at main hub airports.

(26)	Derivatives recognized as hedging instruments

Financial instruments recognized as hedging instruments at fair value though other comprehensive income as of December 31, 2014 and 2013 are the following:

	December 31, 2014	December 31, 2013
Cash flow hedges – Assets
Fuel price hedges	$4,204	$16,552

Total	$4,204	$16,552

Cash flow hedges – Liabilities
Fuel price hedges	$110,084	$—

Total	$110,084	$—

Financial assets and liabilities at fair value through other comprehensive income reflect the change in fair value of fuel price derivative contracts designated as cash flow hedges. Hedged items are designated future purchases deemed as highly probable forecast transactions.

Cash flow hedges liabilities are recognized within Other Liabilities in the Consolidated Statement of Financial Position.

The Company purchases jet fuel on an ongoing basis as its operating activities require a continuous supply of this commodity. The increased volatility in jet fuel prices has led the Company to the decision to enter into commodity contracts. These contracts are expected to reduce the volatility attributable to fluctuations in jet fuel prices for highly probable forecast jet fuel purchases, in accordance with the risk management strategy outlined by the Board of Directors. The contracts are intended to hedge the volatility of the jet fuel prices for a period between three and twelve months based on existing purchase agreements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The following table indicates the periods in which the cash flows associated with cash flow hedges are expected to occur, and the fair values of the related hedging instruments.

	Fair Value	1-12 months
Fuel price
Assets	$4,204	$4,204
Liabilities	110,084	110,084

The terms of the foreign currency forward contracts have been negotiated for the expected highly probable forecast transactions to which hedge accounting has been applied. As of December 31, 2014 and 2013, a net gain (loss) relating to the hedging instruments of $(113,249) and $ 10,654, respectively is included in other comprehensive income.

(27)	Derivative financial instruments

Derivative financial instruments at fair value through profit or loss as of December 31, 2014 and 2013 are the following:

	December 31, 2014	December 31, 2013
Derivatives not designated as hedges—Assets
Derivative contracts of foreign currency	$—	$46

Total	$—	$46

Derivatives not designated as hedges—Liabilities
Derivative contracts of foreign currency	$578	$6
Derivative contracts of interest rate	5,893	13,824

Total	$6,471	$13,830

Financial instruments through profit or loss are derivative contracts not designated as hedges for accounting purposes that are intended to reduce the levels of risk of foreign currency, fuel price risk, and interest rates.

Liabilities on derivatives not designated as hedges are recognized within Other Liabilities in the Consolidated Statement of Financial Position.

Foreign currency risk

Certain foreign currency forward contracts are measured at fair value through profit or loss and are not designated as hedging instruments for accounting purposes. The foreign currency forward contract balances vary with the level of expected foreign currency sales and purchases and changes in foreign currency forward rates.

Fuel price risk

The Company purchases jet fuel on an ongoing basis as its operating activities require a continuous supply of this commodity. The increased volatility in jet fuel price has led to the decision to enter into commodity contracts.

These contracts are expected to reduce the volatility attributable to the fluctuation in the jet fuel price of cash flows in respect of highly probable forecast jet fuel purchases in accordance with the risk management strategy outlined by the Board of Directors. The contracts are intended to reduce the volatility of the purchase price of jet fuel for a period between three and twelve months based on existing purchase agreements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Interest rate risk

The Company incurs interest rate risk primarily on financial obligations to banks and aircraft lessors. Certain financial derivative instruments are recognized at fair value through profit or loss and are not designated as hedging instruments for accounting purposes. The interest rate contracts vary according to the level of expected interest payable and changes in interest rated of financial obligations. Interest rate risk is managed through a mix of fixed and floating rates on loans and lease agreements, combined with interest rate swaps and options. Under these agreements, the Company pays a fixed rate and receives a variable rate.

(28)	Offsetting of Financial Instruments

The Company has derivative instruments that could meet the offsetting criteria in paragraph 42 of IAS 32 given that the Company has signed with its counterparties enforceable master netting arrangements. Consequently, when derivatives signed with the same counterparty and for the same type of notional result in gross assets and liabilities, the positions are set off resulting in the presentation of a net derivative. As of December 31, 2014 and 2013, the Company has not set off derivative instruments because it has not had gross assets and liabilities with the same counterparty for the same type of notional.

(29)	Fair value measurements

The fair values of financial assets and liabilities, together with the carrying amounts shown in the Consolidated Statement of Financial Position as of December 31, 2014 are as follows:

		December 31, 2014
		Carrying amount	Fair value
Financial assets
Available-for-sale securities	6	$1,455	$1,455
Derivative instruments	26	4,204	4,204

		$5,659	$5,659

Financial liabilities
Short-term borrowings and long-term debt	17	$3,171,990	$3,202,142
Derivative instruments	26,27	116,555	116,555

		$3,288,545	$3,318,697

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The fair values of financial assets and liabilities, together with the carrying amounts shown in the Consolidated Statement of Financial Position as of December 31, 2013 are as follows:

		December 31, 2013
		Carrying amount	Fair value
Financial assets
Available-for-sale securities		$14,878	$14,878
Derivative instruments	26,27	16,598	16,598

		$31,476	$31,476

Financial liabilities
Short-term borrowings and long-term debt	17	$2,265,495	$2,268,126

		$2,265,495	$2,268,126

The fair value of the financial assets and liabilities is included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Management assessed that cash and cash equivalents, account receivable, account payable and other current liabilities approximate their carrying amount largely due to the short-term maturities of these instruments.

Fair values have been determined for measurement and/or disclosure purposes based on the following methods.

(a)	The fair value of available-for-sale financial assets is determined by reference to the present value of future principal and interest cash flows, discounted at a market based interest rate at the reporting date.

(b)	The Company enters into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate contracts, foreign currency forward contracts and commodity contracts. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign currency spot and forward rates, interest rate curves and forward rate curves of the underlying commodity.

(c)	The fair value of short-term borrowings and long-term debt, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at a market based interest rate at the reporting date. For finance leases, the market rate is determined by reference to similar lease agreements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(d)	The Company uses the revaluation model to measure its land and buildings which are composed of administrative properties. Management determined that this constitutes one class of asset under IFRS 13, based on the nature, characteristics and risks of the property. The fair values of the properties were determined by using market comparable methods. This means that valuations performed by the appraisals are based on active market prices, adjusted for difference in the nature, location or condition of the specific property. The Company engaged accredited independent appraisals, to determine the fair value of its land and buildings.

(e)	The Frequent flyer liability is included in the Consolidated Statement of Financial Position within Air traffic liability. The Company estimates the fair value of miles awarded under the LifeMiles program by applying statistical techniques. Inputs to the models include making assumptions about expected redemption rates, the mix of products that will be available for redemption in the future and customer preferences.

Fair values hierarchy

The table below analyses financial instruments carried at fair value by valuation method. The different levels have been defined as follows:

Level 1	inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; or

Level 3	inputs are unobservable inputs for the asset or liability.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between Levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The following table provides the fair value measurement hierarchy of the Company’s assets and liabilities as of December 31, 2014:

Quantitative disclosures of fair value measurement hierarchy for assets:

		Fair value measurement using
Assets measured at fair value	Date of valuation	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Derivative financial assets (Note 26 and 27)
Aircraft fuel hedges	December 31, 2014	—	4,204	—	4,204
Available-for-sale securities (Note 6)	December 31, 2014	—	1,455	—	1,455
Assets held for sale (Note 12)	December 31, 2014	—	1,369	—	1,369
Revalued administrative property (Note 14)	December 31, 2014	—	78,488	—	78,488

Quantitative disclosures of fair value measurement hierarchy for liabilities:

		Fair value measurement using
Liabilities measured at fair value	Date of valuation	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Derivative financial liabilities (Note 26 and 27)
Aircraft fuel hedges	December 31, 2014	—	110,084	—	110,084
Foreign currency derivatives	December 31, 2014	—	578	—	578
Interest rate derivatives	December 31, 2014	—	5,893	—	5,893
Frequent flyer Liability (Note 22)	December 31, 2014	—	150,760	—	150,760
Liabilities for which fair values are disclosed
Short-term borrowings and long-term debt (Note 17)	December 31, 2014	—	3,202,142	—	3,202,142

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The following table provides the fair value measurement hierarchy of the Company’s assets and liabilities as of December 31, 2013:

Quantitative disclosures of fair value measurement hierarchy for assets:

		Fair value measurement using
Assets measured at fair value	Date of valuation	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Derivative financial assets (Note 26 and 27)
Aircraft fuel hedges	December 31, 2013	—	16,552	—	16,552
Foreign currency derivatives	December 31, 2013	—	46	—	46
Available-for-sale securities	December 31, 2013	—	14,878	—	14,878
Assets held for sale (Note 12)	December 31, 2013	—	7,448	—	7,448
Revalued administrative property (Note 14)	December 31, 2013	—	88,610	—	88,610

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Quantitative disclosures of fair value measurement hierarchy for liabilities:

		Fair value measurement using
Liabilities measured at fair value	Date of valuation	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Derivative financial liabilities (Note 26 and 27)
Foreign currency derivatives	December 31, 2013	—	6	—	6
Interest rate derivatives	December 31, 2013	—	13,824	—	13,824
Frequent flyer Liability (Note 22)	December 31, 2013	—	127,873	—	127,873
Liabilities for which fair values are disclosed
Short-term borrowings and long-term debt (Note 17)	December 31, 2013	—	2,268,126	—	2,268,126

(30)	Income tax expense

The major components of income tax expense for the years ended December 31, 2014, 2013 and 2012 are:

Consolidated statement of comprehensive income

	December 31, 2014	December 31, 2013	December 31, 2012
Current Income tax:
Current income tax charge	$33,465	$40,296	$49,884
Deferred tax expense:
Relating to origination and reversal of temporary differences	11,669	6,164	14,821

Income tax expense reported in the income statement	$45,134	$46,460	$64,705

Consolidated statement of other comprehensive income
Income tax charged directly to other comprehensive income	$11,868	$(16,377)	$9,975

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

A reconciliation between tax expense and the product of accounting profit multiplied by domestic tax rate for the years ended December 31, 2014, 2013 and 2012 is as follows:

	December 31, 2014		December 31, 2013		December 31, 2012
Accounting profit after income tax		$120,479		$248,821		$38,257
Total income tax expense		45,134		46,460		64,705

Profit before income tax		$165,613		$295,281		$102,962

Income tax at Colombian statutory rate	34.0%	56,309	34.0%	100,396	33%	$33,977
Tax credit (1)	(9.5%)	(15,680)	(10.8%)	(32,025)	(38.8%)	(40,006)
Productive fixed assets special deduction	(0.7%)	(1,142)	(1.9%)	(5,711)	(2.3%)	(2,423)
Non-taxable dividends	(0.2%)	(315)	(0.4%)	(1,050)	(2.4%)	(2,538)
Non-deductible taxes	1.5%	2,499	0.7%	2,174	4.0%	4,177
Effect of tax exemptions and tax rates in foreign jurisdictions	(2.9%)	(4,743)	4.6%	13,462	25.2%	26,003
Prior year expenses	0.7%	1,135	1.0%	2,965	10.8%	11,178
Permanent differences in subsidiaries	8.2%	13,583	1.3%	3,935	7.45%	7,672
Effect of investments in US Dollars	(6.7%)	(11,100)	(2.2%)	(6,541)	(6.8%)	(7,092)
Withholding tax on remittances abroad of aircraft leasing, engines, and insurance	0.2%	260	0.3%	757	1.0%	1,040
Fiscal penalties	0.2%	383	0.1%	162	0.3%	336
Exchange rate differences	(2.0%)	(3,302)	(5.0%)	(14,639)	25.7%	26,481
Non-deductible permanent differences (2)	4.4%	7,247	(5.9%)	(17,425)	5.7%	5,900

	27.3%	$45,134	15.8%	$46,460	62.9%	$64,705

(1)	Airline companies in Colombia are entitled to a tax credit or discount for income tax purposes based on the proportion between the international flights income and total income of the company during the year. The legislative purpose of this tax provision is to limit the Company’s exposure to double taxation on their worldwide income in Colombia, therefore limiting the tax expense to local Colombian source income.
(2)	This item includes various permanent differences that are non-deductible expenses for Corporate Income Tax purposes in Colombia. Consequently, they are necessary to the reconciliation between statutory and effective tax rates. These other permanent differences include various items such as consolidation of special purpose entities, and loss on property, plant and equipment.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Below we show an analysis of the company’s deferred tax assets and liabilities:

	Consolidated Statement of Financial Position
				Variation
	December 31, 2014	December 31, 2013	December 31, 2012	December 31, 2014	December 31, 2013
Assets
Accounts payable	$15,553	$107	$2,387	$15,446	$(2,280)
Inflation adjustments	658	839	1,015	(181)	(176)
Deposits and other assets	(2,093)	(8,340)	2,828	6,247	(11,168)
Aircraft maintenance	(5,929)	1,876	2,869	(7,805)	(993)
Pension liabilities	(19,845)	30,982	41,270	(50,827)	(10,288)
Provisions	50,217	24,038	32,520	26,179	(8,482)
Loss carry forwards	736	792	—	(56)	792
Air traffic liability	—	—	1,310	—	(1,310)
Investments	—	—	(10,203)	—	10,203
Other	639	599	(352)	40	951

Total Assets	39,936	50,893	73,644	(10,957)	(22,751)
Liabilities
Other	15,760	7,940	2,528	7,820	5,412

Total liabilities	15,760	7,940	2,528	7,820	5,412

Net deferred tax assets / (liabilities)	$24,176	$42,953	$71,116	$(18,777)	$(28,163)

Reflected in the statement of financial position as follows:
Deferred tax assets	$39,936	$50,893
Deferred tax liabilities	15,760	7,940

Deferred tax assets net	$24,176	$42,953

Reconciliation of deferred tax assets net

	December 31, 2014	December 31, 2013
Opening balance as of 1 January	$42,953	$71,116
Tax income during the period recognized in profit or loss	(11,669)	(6,164)
Tax income during the period recognized in other comprehensive income	11,868	(16,377)
Deferred Taxes acquired in business combinations	(8,568)	—
Exchange differences	(10,408)	(5,622)

Closing balance as of December 31	$24,176	$42,953

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Income Tax

At December 31, 2014, the Company’s subsidiaries have tax loss carry forwards of approximately $189,275, which are available to offset future taxable income in the relevant jurisdictions, if any, from 2016. The tax loss carry forwards in the tax jurisdiction of Chile amounting to $7,656 can be carried forward indefinitely.

(31)	Provisions for legal claims

As of December 31, 2014 and 2013, the Company is involved in various claims and legal actions arising in the ordinary course of business. Out of the total claims and legal actions Management has estimated a probable loss of $14,157 and $14,984 respectively. These claims have been accrued for in the Consolidated Statement of Financial Position within “Provisions for legal claims”.

Certain proceedings are considered possible obligations. Based on the plaintiffs’ claims, as of December 31, 2014 and 2013, these contingencies amount to a total of $74,567 and $53,306, respectively. Certain losses which may result from those proceedings will be covered either by insurance companies or with funds provided by third parties. The proceedings that will not be settled using the aforementioned forms of payment are estimated at $35,316 as of December 31, 2014 and $25,877 as of December 31, 2013.

Proceedings that the Company considers to represent a remote risk are not accrued in the Consolidated Financial Statements.

(32)	Future aircraft leases payments

The Company has 81 aircraft under operating leases with an average remaining lease term of 41 months. Operating leases may be renewed in accordance with management’s business plan. Future operating lease commitments are as follows:

Aircraft
Less than 1 year	$276,688
Between 1 and 5 years	649,194
More than 5 years	163,737

$1,089,619

The Company has seven spare engines under operating leases for its E190 and A320 family aircraft, and A330 fleets. Future operating lease commitments are as follows:

Engines
Less than 1 year	$4,198
Between 1 and 5 years	2,668

$6,866

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The Company has three Airbus A319, five Fokker 100 and one A330F under operating lease to OceanAir Linheas Aéreas, S.A. Future minimum income from these lease agreements is as follows:

Aircraft
Less than 1 year	$25,511
Between 1 and 5 years	92,180
More than 5 years	61,939

$179,630

(33)	Acquisition of aircraft

In accordance with the agreements in effect, future commitments related to the acquisition of aircraft and engines are as follows:

Airbus – The Company has 52 firm orders for the acquisition of A320 family aircraft with deliveries scheduled between 2015 and 2019 as well as 21 purchase options. As of December 31, 2014, 2 A319 of this order has been received. Under the terms of this purchase agreement to acquire Airbus aircraft, the Company must make pre-delivery payments to Airbus on predetermined dates

Boeing – The Company has 15 firm orders for the acquisition of B787-8 aircraft with deliveries scheduled between 2015 and 2019 as well as 10 purchase options. As of December 31, 2014, 4 B787 have been received.

ATR—The Company has 15 firm orders for the acquisition of ATR 72 with deliveries scheduled between 2014 and 2015 as well as 15 purchase options. As of December 31, 2014, 14 ATR 72 has been received.

Embraer – The Company has up to 8 purchase options.

Other – The Company has 8 firm orders for the acquisition of spare engines with deliveries between 2015 and 2020.

The value of the final purchase orders is based on the aircraft price list (excluding discounts and contractual credits granted by the manufacturers) and including estimated surcharges. As of December 31, 2014, commitments acquired with manufacturers for the purchase of aircraft and advance payments are summarized below. Advance payments are subsequently applied to aircraft acquisition commitments.

As of December 31, 2014, commitments with manufacturers for the purchase of aircraft and advance payment commitments are summarized below. Advance payments are subsequently applied to the related aircraft acquisition commitments.

	2015	2016	2017	2018	Thereafter	Total
Advance payments	$126,667	$123,134	$158,335	$110,632	$1,182	$519,950
Aircraft acquisition commitments	$1,279,754	$1,214,495	$1,427,295	$1,168,098	$1,613,714	$6,703,356

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

On December 31, 2014, the Company signed a Memorandum of Understanding for the purchase of 100 A320 NEO Family aircraft with delivery dates between 2019 and 2024. Under the terms of these agreements to acquire Airbus aircraft, the Company must make pre-delivery payments to Airbus on predetermined dates as follows:

	2015	2016	2017	2018	Thereafter	Total
Advance payments	$55,801	$—	$15,778	$114,261	$874,371	$1,060,211
Aircraft acquisition commitments	$—	$—	$—	$—	$10,673,773	$10,673,773

The value of the purchase orders above is based on the aircraft price list (excluding discounts and contractual credits granted by the manufacturers) and including estimated surcharges.

(34)	Accounts classification

Starting July 1, 2014, the Company implemented the first phase of the new ERP System (Enterprise Resource Planning System). This change harmonizes and improves the chart of accounts, which allows the Company to better monitor and allocate its operational costs. The new chart of accounts has no material impact on the Company’s profitability indicators such as operating profit before tax or net profit.

(35)	Subsequent events

Venezuela’s foreign exchange regime

Despite the uncertainty of the current exchange control in Venezuela, the government has unofficially announced a new currency system on February 12, 2015 called Marginal Currency System or SIMADI, consisting of a mechanism from which both businesses and individuals are allowed to purchase and sell foreign currency at the price set by the market. According to this, the system known as SICAD II was annulled and combined with the former rate SICAD 1, creating a new exchange rate named SICAD exclusively applicable for non-essential goods at which 1.00 USD is exchange at 12.00 VEF. Although this rate remains static as of February 27, 2015, it is expected to fluctuate. The official exchange rate remains unchanged (1.00 USD = 6.30 VEF) and it is still used for preferential goods only. Despite the latter, no changes have occurred as of the date of issuance of the financial statements with relevant impact on the accounting treatment applied for balances denominated in VEF.

Tax reform

On December 23, 2014 a new tax reform, effective from January 1, 2015, was enacted in Colombia. Main amendments are as follows:

•	A new net worth tax for taxpayers presenting a net equity, as of January 1, 2015, greater than COP$1,000 million.

•	An income tax for equality (“CREE”), establishing, permanently, a rate of 9%, while introducing modifications to its former structure and compensation.

•	A surcharge to CREE at increasing rates for the years 2015, 2016, 2017 and 2018.

•	New mechanisms against tax evasion; modifications to financial transactions applicable tax rates, among other income tax amendments were incorporated.

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